                               SECURITY AGREEMENT

     SECURITY AGREEMENT (this "Agreement") dated as of August 31, 2005 made by INTEGRATED BRANDS, INC., a New Jersey corporation (the "Borrower"), each of the Group One Guarantors (as defined in the Existing Loan Agreements (defined below)) listed on Exhibit A annexed thereto (the "Group One Guarantor Debtors" and together with the Borrower, the "Debtors" and each a "Debtor") to JPMORGAN CHASE BANK, N.A., a national banking association and its successors and assigns as "Agent" and for itself as the Lender under the Existing Loan Agreements (defined below) and for itself with respect to the 2005 Note (defined below) (as applicable, the "Lender").

     PRELIMINARY STATEMENTS.

          1. The Borrower, certain of the Group One Guarantors and the Lender entered into (i) a Loan Agreement dated as of December 23, 1994, as amended through the date hereof, and (ii) a Loan Agreement dated as of September 20, 2000, as amended through the date hereof (collectively, the "Existing Loan Agreements").

          2. The Borrower executed and delivered to the Lender a Promissory Note in the principal amount of $40,000,000.00 dated March 25, 2005 (as amended on the date hereof, the "2005 Note" and together with the Existing Loan Agreements, the "Existing Credit Facilities").

          3. (i) Kayla Foods Int'l (Barbados) Inc. ("Kayla") and Coolbrands International, Inc ("Coolbrands") each executed a General Guaranty dated September 20, 2000 and a Guaranty of Payment dated March 25, 2005 (collectively, the "Foreign Entity Guaranties"); (ii) the Group One Guarantor Debtors (other than Coolbrands Dairy, Inc. ("Dairy") and the Other Guaranty Parties (as defined in each of the Existing Loan Agreements) executed a General Guaranty dated September 20, 2000 (the "All Other Guarantors Guaranty") and, pursuant to the Second Amendment (as defined in the Loan Agreement referred to in clause (ii) of paragraph 1 above), Dairy joined in the All Other Guarantors Guaranty; (iii) the Group One Guarantor Debtors and the Other Guaranty Parties executed a Guaranty of Payment dated March 25, 2005 (the "2005 Domestic Entity Guaranty"); and (iv) Yogen Fruz Canada, Inc. is executing a Guaranty of Payment dated the date of this Security Agreement (the "Yogen Guaranty" and, together with the Foreign Entity Guaranties, the All Other Guarantors Guaranty and the 2005 Domestic Entity Guaranty, the "Guaranties");

          4. (i) The obligations of Dairy under the All Other Guarantors Guaranty and the 2005 Domestic Entity Guaranty have been secured by a Security Agreement in favor of the Lender dated March 25, 2005; (ii) the obligations of Coolbrands under the Foreign Entity Guaranties are being secured by a Security Agreement in favor of the Lender dated the date of this Agreement; and (iii) the obligations of Yogen under the Yogen Guaranty are being secured by a Security Agreement in favor of the Lender dated the date of this Agreement;




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          5. Certain defaults have occurred under the Existing Loan Agreements and the 2005 Note and the Borrower has requested that the Lender waive such defaults;

          6. It is a condition precedent to the Lender's agreement to waive such defaults that, among other things, the Debtors execute and deliver this Agreement to secure (a) the due and punctual payment of all sums becoming payable from any or all of the Debtors under or in connection with (i) this Agreement, (ii) the Existing Loan Agreements and the "Loan Documents" as defined in each of the Existing Loan Agreements, and (iii) the 2005 Note and the Other Loan Documents (as defined in the 2005 Note; the documents described in the foregoing clauses (i), (ii) and (iii) hereof being collectively referred to herein as the "Loan Documents"), including without limitation, (x) the principal of and premium, if any, and interest accruing (including, without limitation, during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the 2005 Note and the obligations arising under the Existing Loan Agreements, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise and (y) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of any or all of the Debtors under any of the Existing Credit Facilities, the Guaranties or the other Loan Documents, (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of any or all of the Debtors under or pursuant to each of the Existing Credit Facilities, the Guaranties or the other Loan Documents (including this Agreement), and (c) the payment of all damages (whether provided for in the 2005 Note, the Existing Loan Agreements, the Guaranties or the other Loan Documents or otherwise permitted by law) in respect of a failure or refusal by any or all of the Debtors to pay or perform as required under the 2005 Note, the Existing Loan Agreements, the Guaranties or the other Loan Documents (all the monetary and other obligations described in the preceding clauses (a) through (c), whether now or hereafter existing, being collectively called the "Obligations").

     NOW, THEREFORE, in consideration of the premises and in order to induce the Lender aforesaid, the Debtors hereby agree as follows:

                                    ARTICLE I

                                   Definitions

     SECTION 1.01 Definition of Terms Used Herein. Unless otherwise defined in this Agreement, terms defined in the UCC (hereinafter defined) are used in this Agreement as such terms are defined in the UCC.

     SECTION 1.02 Definition of Certain Terms Used Herein. As used herein, the following terms shall have the following meanings:


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     "Account Debtor" shall mean any Person who is or who may become obligated to any or all of the Debtors under, with respect to, or on account of an Account.

     "ACH Exposure" shall mean indebtedness of any or all of the Debtors to the Lender on account of automatic clearing house direct deposit payroll transactions.

     "Accounts Receivable" or "Accounts" shall mean, interchangeably, any and all rights of any or all of the Debtors to receive payments from the sale or lease of goods and/or the provision of services including, without limitation, "Accounts" as defined in the UCC, and as such definition may be expanded under any future revision or amendment to the UCC, "accounts receivable" as determined in accordance with GAAP, proceeds from the sale of inventory, contract rights and all rights of any or all of the Debtors to receive payments of any kind or nature (including, without limitation, condemnation and insurance proceeds and rights to receive payments arising out of the sale, lease or license of all kinds of tangible and intangible personal property), now existing or hereafter acquired or arising.

     "Capital Lease" shall mean a lease which has been or should be, in accordance with GAAP, capitalized on the books of the lessee.

     "Collateral" shall mean all of the present and after acquired personal property of any or all of the Debtors, including, without limiting the generality of this definition, all (a) Accounts Receivable, (b) Documents, (c) Equipment, (d) General Intangibles, (e) Inventory, (f) cash and cash accounts,
(g) Investment Property, (h) all "goods" and all "supporting obligations" (as such terms are defined under the UCC), and (i) Proceeds; but shall exclude the Excluded Collateral.

     "Commodity Account" shall mean an account maintained by a Commodity Intermediary in which a Commodity Contract is carried out for a Commodity Customer.

     "Commodity Contract" shall mean a commodity futures contract, an option on a commodity futures contract, a commodity option or any other contract that, in each case, is (a) traded on or subject to the rules of a board of trade that has been designated as a contract market for such a contract pursuant to the federal commodities laws or (b) traded on a foreign commodity board of trade, exchange or market, and is carried on the books of a Commodity Intermediary for a Commodity Customer.

     "Commodity Customer" shall mean a Person for whom a Commodity Intermediary carries a Commodity Contract on its books.

     "Commodity Intermediary" shall mean (a) a Person who is registered as a futures commission merchant under the federal commodities laws or (b) a Person who in the ordinary course of its business provides clearance or settlement services for a board of trade that has been designated as a contract market pursuant to federal commodities laws.

     "Copyright License" shall mean any written agreement, now or hereafter in effect, granting any right to any or all of the Debtors under any Copyright now or hereafter owned by any third party, and all rights of any such Debtor under any such agreement.


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     "Copyrights" shall mean all of the following now owned or hereafter acquired by any or all of the Debtors: (a) all copyright rights in any work subject to the copyright laws of the United States or any other country, whether as author, assignee, transferee or otherwise, and (b) all registrations and applications for registration of any such copyright in the United States or any other country, including registrations, recordings, supplemental registrations and pending applications for registration in the United States Copyright Office (or any similar office of any other country), including those listed on Schedule I to this Agreement.

     "Debt" shall mean, as to any Person, all (i) indebtedness or liability of such Person for borrowed money; (ii) indebtedness of such Person for the deferred purchase price of property or services (including trade obligations);
(iii) obligations of such Person as a lessee under Capital Leases; (iv) current liabilities of such Person in respect of unfunded vested benefits under any Plan (as defined in the 2005 Note) except for (and to the extent of) any obligations of such Person which have been bonded by a surety which is acceptable to the Lender (provided that nothing herein shall exclude from this definition any obligations of any such Person to such surety); (v) obligations of such Person in respect of letters of credit issued for the account of such Person; (vi) obligations of such Person arising under acceptance facilities; (vii) guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any other Person, or otherwise to assure a creditor against loss; (viii) obligations secured by any Lien on property owned by such Person whether or not the obligations have been assumed;
(ix) liabilities of such Person under interest rate protection agreements; (x) liabilities of such Person under any preferred stock or other preferred equity instrument which, at the option of the holder or upon the occurrence of one or more events, is redeemable by such holder, or which, at the option of such holder is convertible into Debt; (xi) indebtedness of any partnership of which such Person is a general partner; and (xii) all other liabilities recorded as such, or which should be recorded as such, on such Person's financial statements in accordance with GAAP.

     "Documents" shall mean all instruments, files, records, ledger sheets, documents of title and other documents covering or relating to any of the Collateral.

     "Entitlement Holder" shall mean a Person identified in the records of a Securities Intermediary as the Person having a Security Entitlement against the Securities Intermediary. If a Person acquires a Security Entitlement by virtue of Section 8-501(b)(2) or (3) of the UCC, such Person is the Entitlement Holder.

     "Equipment" shall mean all equipment, furniture and furnishings, and all goods and tangible personal property similar to any of the foregoing, including tools, parts and supplies of every kind and description, and all improvements, accessions or appurtenances thereto, that are now or hereafter owned by any or all of the Debtors. The term Equipment shall include Fixtures.

     "Events of Default" shall have the meaning given to such term in Section 6.01(a).

     "Excluded Collateral" shall mean any Collateral which (i) is subject to a Lien permitted by Section 4.13 of this Agreement if and to the extent the terms of such permitted Lien prohibit the applicable Debtor from granting a Lien on the assets or properties which are the subject of


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such permitted Lien or on such Debtor's rights under the agreement to which such permitted Lien relates, or (ii) is the subject of any license, lease or other agreement which by its terms prohibits such Debtor from granting a Lien on the assets or properties that are the subject thereof or on such Debtor's rights as lessee or licensee thereunder, but shall not include any Account Receivable of such Debtor under any such license, lease or other agreement. The Excluded Collateral, as of the date hereof, is described on Schedule A. (For the avoidance of doubt, it is expressly agreed that assets owned by Americana Foods, L.P. are not included in the scope of the term "Collateral" hereunder.)

     "Existing Credit Facilities" has the meaning given to such term in the recitals to this Agreement.

     "Financial Asset" shall mean (a) a Security, (b) an obligation of a Person for a share, participation or other interest in a Person or in property or an enterprise of a Person, which is, or is of a type, dealt with in, or traded on, financial markets, or which is recognized in any area in which it is issued or dealt in as a medium for investment or (c) any property that is held by a Securities Intermediary for another Person in a Securities Account if the Securities Intermediary has expressly agreed with the other Person that the property is to be treated as a Financial Asset under Article 8 of the UCC. As the context requires, the term Financial Asset shall mean either the interest itself or the means by which a Person's claim to it is evidenced, including a certificated or uncertificated Security, a certificate representing a Security or a Security Entitlement.

     "Fixtures" shall mean all items of Equipment, whether now owned or hereafter acquired, of any or all of the Debtors that become so related to particular real estate that an interest in them arises under any real estate law applicable thereto.

     "GAAP" means generally accepted accounting principles in the United States of America.

     "General Intangibles" shall mean all choses in action and causes of action and all other assignable intangible personal property of any or all of the Debtors of every kind and nature (other than Accounts Receivable) now owned or hereafter acquired by any or all of the Debtors, including deposit accounts (including Account No. 957177062 with the Lender, in which account the "Cash Collateral" (as defined in the Existing Loan Agreements is held), commercial tort claims, chattel paper, instruments, payment intangibles, tax refunds and return claims, corporate or other business records, indemnification claims, contract rights, Intellectual Property, goodwill, registrations, franchises, tax refund claims, and any letter of credit, guarantee, claim, security interest or other security held by or granted to any or all of the Debtors to secure payment by an Account Debtor of any of the Accounts Receivable, and any other item covered within the scope of the term "general intangible" under the UCC. (For the avoidance of doubt, it is expressly agreed that certain items (e.g. deposit accounts) are included in the foregoing definition even though they are not included in the definition of the term "General Intangibles" under the UCC.)


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     "Indemnitee" shall mean the Lender, any of the other Secured Parties and any of their respective affiliates, Subsidiaries, directors, officers, employees, agents and advisors.

     "Intellectual Property" shall mean all intellectual and similar property of any or all of the Debtors of every kind and nature, wherever situate, now owned or hereafter acquired by any or all of the Debtors, including inventions, designs, Patents, Copyrights, Licenses, Trademarks, trade secrets, confidential or proprietary technical and business information, know-how, show-how or other data or information, software and databases and all embodiments or fixations thereof and related documentation, registrations and franchises, and all additions, improvements and accessions to, and books and records describing or used in connection with, any of the foregoing.

     "Inventory" shall mean inventory, as defined in Section 9-102(a)(48) of the UCC, wherever located, now or hereafter owned or acquired by any or all of the Debtors including, without limitation, all inventory, merchandise, goods and other personal property which are held by or on behalf of any or all of the Debtors for sale or lease or are furnished or are to be furnished under a contract of sale or service (whether or not a deposit for the purchase of such goods is received by the applicable Debtor, a separate charge is made or a separate bill is rendered by the applicable Debtor for the storage of such goods and whether or not the goods were purchased by the applicable Debtor pursuant to a purchase order setting forth the specifications relating to such goods to be purchased) or which constitute raw materials, work in process or materials used or consumed or to be used or consumed in the Debtors' respective businesses, or the processing, packaging, promotion, delivery or shipping of the same, and all finished goods, whether or not such inventory is listed on any schedules, assignments or reports furnished to the Lender from time-to-time and whether or not the same is in transit or in the constructive, actual or exclusive occupancy or possession of such Debtor or is held by such Debtor or by others for such Debtor's account, including, without limitation, all goods covered by purchase orders with customers and contracts with suppliers and all goods billed to customers and held by such Debtor (whether or not at the request of customers) and all goods billed and held by suppliers and all inventory which may be located on premises of such Debtor or of any carriers, forwarding agents, truckers, warehousemen, vendors, selling agents or other Persons.

     "Investment Property" shall mean all Securities (whether certificated or uncertificated), Security Entitlements, Securities Accounts, Commodity Contracts and Commodity Accounts of any or all of the Debtors, whether now owned or hereafter acquired.

     "License" shall mean any Patent License, Trademark License, Copyright License or other license or sublicense to which any or all of the Debtors is or are a party (other than those license agreements in existence on the date hereof, which by their terms prohibit assignment or a grant of a security interest by any such Debtor as licensee thereunder).

     "Lien" shall mean any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever, including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the


                                        6




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foregoing, and the filing of any financing statement under the Uniform
Commercial Code or comparable law of any jurisdiction to evidence any of the foregoing.

     "Loan Documents" shall have the meaning given thereto in the recitals to this Agreement.

     "Material Adverse Effect" means a material adverse effect on (a) the business, assets, operations, prospects or condition, financial or otherwise, of all of the Debtors taken as a whole, (b) the ability of any or all of the Debtors to perform its obligations under this Agreement or any of the other Loan Documents, or (c) the rights of or benefits available to the Lender under this Agreement or any of the other Loan Documents.

     "Patent License" shall mean any written agreement, now or hereafter in effect, granting to any or all of the Debtors any right to make, use or sell any invention on which a Patent, now or hereafter owned by any third party, is in existence, and all rights of any such Debtor under any such agreement.

     "Patents" shall mean all of the following now owned or hereafter acquired by any or all of the Debtors: (a) all letters patent of the United States or any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or any other country, including registrations, recordings and pending applications in the United States Patent and Trademark Office or any similar offices in any other country, including those listed on Schedule II to this Agreement, and (b) all reissues, continuations, divisions, continuations-in-part, renewals or extensions thereof, and the inventions disclosed or claimed therein, including the right to make, use and/or sell the inventions disclosed or claimed therein.

     "Perfection Certificate" shall mean a certificate substantially in the form of Annex I hereto, completed and supplemented with the schedules and attachments contemplated thereby, and duly executed by a Financial Officer.

     "Permitted Encumbrances" shall mean:

          (a) Liens imposed by law for taxes that are not yet due or are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained;

          (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days;

          (c) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations;

          (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations


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     of a like nature, in each case, in the ordinary course of business of any or all of the Debtors;

          (e) judgment liens in respect of judgments that do not constitute an Event of Default under Section 6.01;

          (f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of any or all of the Debtors; and

          (g) Liens in favor of any of the Secured Parties created pursuant to this Agreement;

provided that the term "Permitted Encumbrances" shall not include any Lien securing Debt, other than Liens in favor of the Secured Parties.

     "Person" shall mean an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or a federal, state or local government, or a political subdivision thereof or any agency of such government or subdivision.

     "Proceeds" shall mean any consideration wherever received, from the sale, exchange, license, lease or other disposition of any asset or property that constitutes Collateral wherever situate, any value, wherever received, as a consequence of the possession of any Collateral wherever situate and any payment received from any insurer or other Person as a result of the destruction, loss, theft, damage or other involuntary conversion of whatever nature, and wherever such destruction, loss, theft, damage or other involuntary conversion shall occur, of any asset or property which constitutes Collateral, and shall include:
(a) any claim of any or all of the Debtors against any third party for (and the right to sue and recover for and the rights to damages or profits due or accrued arising out of or in connection with) (i) past, present or future infringement of any Patent now or hereafter owned by any such Debtor, or licensed under a Patent License, (ii) past, present or future infringement or dilution of any Trademark now or hereafter owned by any such Debtor or licensed under a Trademark License or injury to the goodwill associated with or symbolized by any Trademark now or hereafter owned by any such Debtor, (iii) past, present or future breach of any License and (iv) past, present or future infringement of any Copyright now or hereafter owned by any such Debtor or licensed under a Copyright License and (b) any and all other amounts from time to time paid or payable under or in connection with any of the Collateral.

     "Secured Parties" shall mean (a) the Lender, (b) any future lender under any of the Existing Credit Facilities, (c) the beneficiaries of each indemnification obligation undertaken by any or all of the Debtors under any Loan Document, and (d) the successors, participants and permitted assigns of each of the foregoing.


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     "Securities" shall mean any obligations of an issuer or any shares, participations or other interests in an issuer or in property or an enterprise of an issuer which (a) are represented by a certificate representing a security in bearer or registered form, or the transfer of which may be registered upon books maintained for that purpose by or on behalf of the issuer, (b) are one of a class or series or by its terms is divisible into a class or series of shares, participations, interests or obligations and (c)(i) are, or are of a type, dealt with or traded on securities exchanges or securities markets or (ii) are a medium for investment and by their terms expressly provide that they are a security governed by Article 8 of the Uniform Commercial Code.

     "Securities Account" shall mean an account to which a Financial Asset is or may be credited in accordance with an agreement under which the Person maintaining the account undertakes to treat the Person for whom the account is maintained as entitled to exercise rights that comprise the Financial Asset.

     "Security Entitlements" shall mean the rights and property interests of an Entitlement Holder with respect to a Financial Asset.

     "Security Interest" shall have the meaning assigned to such term in Section 2.01.

     "Securities Intermediary" shall mean (a) a clearing corporation or (b) a Person, including a bank or broker, that in the ordinary course of its business maintains securities accounts for others and is acting in that capacity.

     "Subsidiary" shall have the meaning assignment to such term in the 2005
Note.

     "Trademark License" shall mean any written agreement, now or hereafter in effect, granting to any or all of the Debtors any right to use any Trademark now or hereafter owned by any third party, and all rights of any such Debtor under any such agreement.

     "Trademarks" shall mean all of the following now owned or hereafter acquired by any or all of the Debtors: (a) all trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, trade dress, logos, other source or business identifiers, designs and general intangibles of like nature, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all registration and recording applications filed in connection therewith, including registrations and registration applications in the United States Patent and Trademark Office, any State of the United States or the District of Columbia (or any similar offices in any other country or any political subdivision thereof) and all extensions or renewals thereof, including those listed on Schedule III to this Agreement, (b) all goodwill associated therewith or symbolized thereby and (c) all other assets, rights and interests that uniquely reflect or embody such goodwill.

     "UCC" or "Uniform Commercial Code" shall mean the Uniform Commercial Code in effect in the State of New York, as amended from time to time.

     "United States" shall mean the United States (or any political subdivision thereof) and its territories and possessions.


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


     SECTION 1.03 Rules of Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

                                   ARTICLE II

                                Security Interest

     SECTION 2.01 Security Interest. As security for the payment or performance, as the case may be, in full of the Obligations, each of the Debtors hereby assigns, grants, pledges and transfers, to the Lender and the other Secured Parties, their respective successors and assigns, a security interest in such Debtor's right, title and interest in, to and under the Collateral (the "Security Interest"). Without limiting the foregoing, the Lender is hereby authorized to file one or more financing statements (including fixture filings), continuation statements, filings with the United States Patent and Trademark Office, the United States Copyright Office (or any successor office or any similar office in any other country) or other documents for the purpose of perfecting, confirming, continuing, enforcing, giving notice of or protecting the Security Interest granted by such Debtor, without the signature of such Debtor, and naming such Debtor as debtor, and the Lender and/or any or all of the other Secured Parties as secured party.

     SECTION 2.02 No Assumption of Liability. The Security Interest is granted as security only and shall not subject the Lender or any other Secured Party to, or in any way alter or modify, any obligation or liability of any or all of the Debtors with respect to or arising out of the Collateral.

                                   ARTICLE III

                         Representations and Warranties

     Each of the Debtors represents and warrants to the Lender and the other Secured Parties that:


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


     SECTION 3.01 Title and Authority. Such Debtor has good and valid rights in and title to the Collateral with respect to which it has purported to grant a Security Interest hereunder and has full power and authority to grant to the Lender and the other Secured Parties the Security Interest in the Collateral pursuant hereto and to execute, deliver and perform its obligations in accordance with the terms of this Agreement, without the consent or approval of any other Person other than any consent or approval which has been obtained and is in full force and effect.

     SECTION 3.02 Perfection Certificate. The Perfection Certificate with respect to such Debtor has been duly prepared, completed and executed and the information set forth therein is correct and complete in all material respects.

     SECTION 3.03 Validity of Security Interest. The Security Interest constitutes (a) a legal and valid security interest in all the Collateral securing the payment and performance of the Obligations and (b) a perfected security interest in all Collateral in which a security interest may be perfected by filing, recording or registering a financing statement or analogous document in the United States, or any other country pursuant to the UCC or other applicable law in such jurisdictions. The Security Interest is and shall be prior to any other Lien on any of the Collateral, other than Liens expressly permitted to be prior to the Security Interest pursuant to Section 4.13 of this Agreement.

     SECTION 3.04 Absence of Other Liens. The Collateral is owned by such Debtor free and clear of any Lien, except for Liens expressly permitted pursuant to
Section 4.13 of this Agreement. Such Debtor has not filed or consented to the filing of (a) any financing statement or analogous document under the UCC or any other applicable laws covering any Collateral other than those financing statements in favor of the Secured Parties, (b) any assignment in which the such Debtor assigns any Collateral or any security agreement or similar instrument covering any Collateral with the United States Patent and Trademark Office, the United States Copyright Office or any similar office in any other jurisdiction other than any of the foregoing in favor of the Lenders and the other Secured Parties or (c) any assignment in which the such Debtor assigns any Collateral or any security agreement or similar instrument covering any Collateral with any foreign governmental, municipal or other office, which financing statement or analogous document, assignment, security agreement or similar instrument is still in effect, except, in each case, for Liens expressly permitted pursuant to
Section 4.13 of this Agreement and except for financing statements evidencing Liens being terminated on the Effective Date, other than any of the foregoing in favor of the Lenders and the other Secured Parties.

                                   ARTICLE IV

                                    Covenants

     SECTION 4.01 Change of Name; Location of Collateral: Records; Place of Business.

     (a) Each of the Debtors agrees promptly to notify the Lender in writing but in no event later than 30 days after such change, of any change (i) in its legal name or in any trade name used to identify it in the conduct of its business or in the ownership of its properties, (ii) in the location of its chief executive office, its principal place of business, any office in which it maintains books or records relating to Collateral owned by it or any office or facility at which Collateral owned by it is located (including the establishment of any such new office or facility), (iii) in its partnership, corporate or other organizational structure or (iv) in its Federal Taxpayer Identification Number. Each of the Debtors agrees to cooperate with the Lender in making all filings that are required in order for the Lender and the other Secured Parties to continue at all times following such change to have a valid, legal and perfected first priority security interest in all the Collateral. Each of the Debtors agrees promptly to notify the Lender if any material portion of the Collateral owned or held by it is damaged or destroyed.

     (b) Each of the Debtors agrees to maintain, at its own cost and expense, such complete and accurate records with respect to the Collateral owned by it as is consistent with its current practices and in accordance with such prudent and standard practices used in industries that are the same as or similar to those in which such Debtor is engaged, but in any event to include complete accounting records indicating all payments and proceeds received with respect to any part of the Collateral, and, at such time or times as the Lender may reasonably request, promptly to prepare and deliver to the Lender a duly certified schedule or schedules in form and detail reasonably satisfactory to the Lender showing the identity, amount and location of any and all Collateral.

     (c) Each of the Debtors shall keep the Equipment and Inventory of such Debtor at (i) the places therefor specified on Annex I, and (ii), upon 30 days' prior written notice to the Lender, at such other places in a jurisdiction where all action, if any, required by Section 4.04 shall have been taken with respect to such Equipment and Inventory. Each of the Debtors shall cause its Equipment to be maintained and preserved in the ordinary course of business, and shall, in the case of any loss or damage to any of such Equipment, as quickly as practicable after the occurrence thereof, make or cause to be made, all repairs, replacements and other improvements in connection therewith that are necessary or desirable to such end. Each of the Debtors shall pay promptly when due all property and other taxes, assessments and governmental charges or levies imposed upon, and all claims (including claims for labor, materials and supplies) against, its Equipment and Inventory.

     SECTION 4.02 Periodic Certification. Within 15 days following a request from the Lender, and upon delivery of the annual financial statements for Coolbrands International Inc. and its Subsidiaries (including each of the other Debtors) as required under the Loan Documents, each of the Debtors shall deliver to the Lender a certificate executed by its chief financial officer setting forth the information required pursuant to Section 1 of the Perfection Certificate or confirming that there has been no change in such information since the date of such certificate or the date of the most recent certificate delivered pursuant to this Section 4.02. Each certificate delivered pursuant to this Section 4.02 shall also identify in the format of Schedule I, II, or III, as applicable, all Intellectual Property of such Debtor in existence on the date thereof and not then listed on such Schedules or previously so identified to the Lender. This Section 4.02 shall not be considered to limit in any way any other covenant in this Agreement.

     SECTION 4.03 Protection of Security. Each of the Debtors shall, at its own cost and expense, take any and all actions necessary to defend title to the Collateral against all

Persons and to defend the Security Interest of the Lender and the other Secured Parties in the Collateral and the priority thereof against any Lien not expressly permitted pursuant to Section 4.13 of this Agreement.

     SECTION 4.04 Further Assurances. (a) Each of the Debtors agrees, at its own expense, (i) to execute, acknowledge, deliver and cause to be duly filed all such further instruments and documents and take all such actions as the Lender may from time to time reasonably request to preserve, protect and perfect the Security Interest and the rights and remedies created hereby, including the payment of any fees and taxes required in connection with the execution and delivery of this Agreement, the granting of the Security Interest and the filing of any financing statements (including fixture filings), filings in the United States Patent and Trademark Office and the United States Copyright Office or other documents in connection herewith or therewith and (ii) at the request of the Lender, to enter into and to cause any Securities Intermediary through which it holds Investment Property to enter into (or to reinvest through a Securities Intermediary who will enter into) a control agreement, in form and substance reasonably satisfactory to the Lender, pursuant to which such Securities Intermediary grants "control", within the meaning of Section 8-106 of the Uniform Commercial Code of the State of New York, over such Investment Property to the Lender. If any amount payable under or in connection with any of the Collateral shall be or become evidenced by any promissory note or other instrument, such note or instrument shall be forthwith pledged and delivered to the Lender, duly endorsed in a manner satisfactory to the Lender.

     (b) Without limiting the generality of the foregoing, each of the Debtors hereby authorizes the Lender, with prompt notice thereof to the applicable Debtor or Debtors to supplement this Agreement by supplementing Schedule I, II, or III hereto or adding additional schedules hereto to identify specifically any asset or item that may constitute Copyrights, Licenses, Patents or Trademarks; provided, however, that any such applicable Debtor shall have the right, exercisable within 10 days after it has been notified by the Lender of the specific identification of such Collateral, to advise the Lender in writing of any inaccuracy of the representations and warranties made by any such Debtor hereunder with respect to such Collateral. Each of the Debtors agrees that it will use its commercially reasonable efforts to take such action as shall be necessary in order that all representations and warranties hereunder shall be true and correct with respect to such Collateral within 30 days after the date it has been notified by the Lender of the specific identification of such Collateral.

     SECTION 4.05 Inspection and Verification. Each of the Debtors will keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Lender and such Persons as the Lender may designate shall have the right, at the Debtors' cost and expense, upon reasonable notice to any applicable Debtor and during normal business hours, to inspect the Collateral, all records related thereto (and to make extracts and copies from such records) and the premises upon which any of the Collateral is located, to discuss the affairs of the respective Debtors with their respective officers and independent accountants and to verify under reasonable procedures the validity, amount, quality, quantity, value, condition and status of, or any other matter relating to, the Collateral, including, in the case of Accounts or Collateral in the possession of any third party, by contacting Account Debtors in the event of and during the continuance of an Event of

Default or the third party possessing such Collateral for the purpose of making such a verification. The Lender shall have the absolute right to share any information it gains from such inspection or verification with any Secured Party.

     SECTION 4.06 Taxes; Encumbrances. At its option, the Lender may discharge past due taxes, assessments, charges, fees, Liens, security interests or other encumbrances at any time levied or placed on the Collateral and not permitted pursuant to Section 4.13 of this Agreement and may pay for the maintenance and preservation of the Collateral to the extent the Debtors fail to do so as required by this Agreement, and the Debtors agree to reimburse the Lender on demand for any payment made or any expense incurred by the Lender pursuant to the foregoing authorization; provided, however, that nothing in this Section
4.06 shall be interpreted as excusing any or all of the Debtors from the performance of, or imposing any obligation on the Lender or any Secured Party to cure or perform, any covenants or other promises of the Debtors with respect to taxes, assessments, charges, fees, Liens, security interests or other encumbrances and maintenance as set forth herein or in the other Loan Documents.

     SECTION 4.07 Assignment of Security Interest. If at any time any or all of the Debtors shall take a security interest in any property of an Account Debtor or any other Person to secure payment and performance of an Account in excess of $100,000 to the extent permissible under the document granting a security interest, such security interest shall be promptly assigned to the Lender. Such assignment need not be filed of public record unless necessary to continue the perfected status of the security interest against creditors of and transferees from the Account Debtor or other Person granting the security interest.

     SECTION 4.08 Continuing Obligations of the Debtors. The Debtors shall remain liable to observe and perform all the conditions and obligations to be observed and performed by it under each contract, agreement or instrument relating to the Collateral, all in accordance with the terms and conditions thereof, and the Debtors agree to indemnify and hold harmless the Lender and the other Secured Parties from and against any and all liability for such performance.

     SECTION 4.09 Use and Disposition of Collateral. The Debtors shall not make or permit to be made an assignment, pledge or hypothecation of the Collateral or grant any other Lien in respect of the Collateral, except as expressly permitted by Section 4.13 of this Agreement. The Debtors shall not make, nor shall the Debtors permit to be made, any sale, conveyance, lease, assignment, transfer or other disposition of any Collateral, and the Debtors shall remain at all times in possession of the Collateral owned by it, except that (a) Inventory may be sold in the ordinary course of business and (b) unless and until an Event of Default shall have occurred and be continuing, the Debtors may use and dispose of the Collateral in any lawful manner not inconsistent with the provisions of this Agreement or any other Loan Document. Without limiting the generality of the foregoing, each of the Debtors agrees that it shall not permit any material portion of its Inventory to be in the possession or control of any warehouseman, bailee, landlord, agent or processor at any time, unless such warehouseman, bailee, landlord, agent or processor shall have been notified of the Security Interest and shall have agreed in writing to hold the Inventory subject to the Security Interest and the instructions of the Lender and to waive and release any Lien held by it with respect to such Inventory, whether arising by operation of law or otherwise.

     SECTION 4.10 Limitation on Modification of Accounts. The Debtor will not, without the Lender's prior written consent, grant any extension of the time of payment of any of the Accounts Receivable, compromise, compound or settle the same for less than the full amount thereof, release, wholly or partly, any Person liable for the payment thereof or allow any credit or discount whatsoever thereon, other than extensions, credits, discounts, compromises or settlements granted or made in the ordinary course of business and consistent with its good faith business judgment and past practices.

     SECTION 4.11 Insurance. Each of the Debtors, at its own expense, shall maintain or cause to be maintained insurance covering physical loss or damage to the Inventory and Equipment with financially sound and reputable insurance companies, in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations. Each of the Debtors irrevocably makes, constitutes and appoints the Lender (and all officers, employees or agents designated by the Lender) as each such Debtor's true and lawful agent (and attorney-in-fact) for the purpose, during the continuance of an Event of Default, of making, settling and adjusting claims in respect of Collateral under policies of insurance, endorsing the name of such Debtor on any check, draft, instrument or other item of payment for the proceeds of such policies of insurance and for making all determinations and decisions with respect thereto. All property damage insurance maintained on any portion of the Collateral shall name the Lender as an additional insured and loss payee. All liability insurance maintained in respect of any portion of the Collateral shall name each Secured Party as an additional insured. In the event that any or all of the Debtors at any time or times shall fail to obtain or maintain any of the policies of insurance required hereby or to pay any premium in whole or part relating thereto, the Lender may, without waiving or releasing any obligation or liability of any or all of the Debtors hereunder or any Event of Default, in its sole discretion, obtain and maintain such policies of insurance and pay such premium and take any other actions with respect thereto as the Lender deems advisable. Reimbursement under any liability insurance maintained by the Debtors pursuant to this Section 4.11 may be paid directly to the Person who shall have incurred liability covered by such insurance. In case of any loss involving damage to Equipment or Inventory, the Debtors shall make or cause to be made the necessary repairs to or replacements of its Equipment or Inventory, and proceeds of insurance (if any) properly received by or released to the Debtors shall be used by the Debtors, except as otherwise required hereunder or by the Loan Documents, to pay or as reimbursement for the costs of such repairs or replacements. So long as no Event of Default is continuing, the Lender shall permit any such insurance proceeds to be so used. All sums disbursed by the Lender in connection with this Section 4.11, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto, shall be payable, upon demand, by the Debtors to the Lender and shall constitute additional Obligations secured hereby.

     SECTION 4.12 Legend. Promptly after a request therefor from the Lender following an Event of Default, each of the Debtors shall legend, in form and manner reasonably satisfactory to the Lender, its Accounts Receivable and its books, records and documents evidencing or pertaining thereto with an appropriate reference to the fact that such Accounts Receivable have been collaterally assigned to the Lender for the benefit of the Secured Parties and that the Lender has a security interest therein.

     SECTION 4.13 Liens. Each of the Debtors agrees that it will not create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including Accounts Receivable) or rights in respect of any thereof, except:

     (a) Permitted Encumbrances;

     (b) Any Lien on any property or asset of such Debtor existing on the date hereof and set forth in Schedule IV; provided that (i) such Lien shall not apply to any other property or asset of such Debtor, (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof, and (iii) the Lien in favor of Air Products and Chemicals, Inc. is subject to the termination or removal thereof as provided in the respective amendments to the Existing Loan Agreements and the 2005 Note dated the date hereof (the "Amendments"); and

     (c) Purchase money Liens on any Equipment acquired or held by such Debtor in the ordinary course of business to secure the purchase price of such Equipment or to secure Debt incurred solely for the purpose of financing the acquisition of such Equipment, or Liens existing on such Equipment at the time of its acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided, however, that no such Lien shall extend to or cover any property of any character other than the Equipment being acquired, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed or replaced;

provided, however, that none of the foregoing shall be permitted if the same is prohibited under Section 5.02(b) of either of the Existing Loan Agreements or by
Section 17 of the 2005 Note.

     SECTION 4.14 Covenants Regarding Patent, Trademark and Copyright
Collateral.

     (a) Each of the Debtors agrees that it will not, and it will exercise its best efforts to ensure that its licensees will not, do any act, or omit to do any act, whereby any Patent may become invalidated or dedicated to the public, and agrees that it shall continue to mark any products covered by a Patent with the relevant patent number as necessary and sufficient to establish and preserve its maximum rights under applicable patent laws, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

     (b) Each of the Debtors (either itself or through its licensees or its sublicensees) will, for each Trademark, (i) maintain such Trademark in full force free from any claim of abandonment or invalidity for non-use, (ii) maintain the quality of products and services offered under such Trademark,
(iii) display such Trademark with notice of United States federal or foreign registration to the extent necessary and sufficient to establish and preserve its maximum rights under applicable law and (iv) not use or knowingly permit the use of such Trademark in violation of any third party rights, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

     (c) Each of the Debtors (either itself or through licensees) will, for each work covered by a Copyright, continue to publish, reproduce, display, adopt and distribute the work with appropriate copyright notice as necessary and sufficient to establish and preserve its maximum rights under applicable copyright laws, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

     (d) Each of the Debtors shall notify the Lender promptly if it knows that any Patent, Trademark or Copyright material to the conduct of the business of such Debtor (taken as a whole) may reasonably be expected to become abandoned, lost or dedicated to the public, or of any material adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office, United States Copyright Office, or any court or similar office of any country) regarding such Debtor's ownership of any such Patent, Trademark or Copyright, its right to register the same, or to keep and maintain the same.

     (e) In no event shall any of the Debtors, either themselves or through any agent, employee, licensee or designee, file an application for any Patent, Trademark or Copyright (or for the registration of any Trademark or Copyright) with the United States Patent and Trademark Office, United States Copyright Office, or any office or agency in any political subdivision of the United States or in any other country or any political subdivision thereof, unless it promptly informs the Lender and, upon request of the Lender, executes and delivers any and all agreements, instruments, documents and papers as the Lender may reasonably request to evidence the Lender's security interest in such Patent, Trademark or Copyright, and each of the Debtors hereby appoints the Lender as its attorney-in-fact to execute and file such writings for the foregoing purposes, all acts of such attorney being hereby ratified and confirmed; such power, being coupled with an interest, is irrevocable.

     (f) Each of the Debtors will take all necessary steps that are consistent with the practice in any proceeding before the United States Patent and Trademark Office, United States Copyright Office or any office or agency in any political subdivision of the United States or in any other country or any political subdivision thereof, to maintain and pursue each material application relating to the Patents, Trademarks and/or Copyrights (and to obtain the relevant grants or registrations) and to maintain each issued Patent and each registration of the Trademarks and Copyrights that is material to the conduct of its business, including timely filings of applications for renewal, affidavits of use, affidavits of incontestability and payment of maintenance fees, and, if consistent with good business judgment, to initiate opposition, interference and cancellation proceedings against third parties.

     (g) In the event that any of the Debtors has reason to believe that any Collateral consisting of a Patent, Trademark or Copyright material to the conduct of any such Debtor's business has been or is about to be infringed, misappropriated or diluted by a third party in any material respect, such Debtor promptly shall notify the Lender and shall, if consistent with good business judgment, promptly sue for infringement, misappropriation or dilution and to recover any and all damages for such infringement, misappropriation or dilution, and take such other actions as are appropriate under the circumstances to protect such Collateral.

     (h) Upon and during the continuance of an Event of Default, each of the Debtors shall use its best efforts to obtain all requisite consents or approvals by the licensor of each Copyright License, Patent License or Trademark License to effect the assignment of all of such Debtor's right, title and interest thereunder to the Lender or its designee.

                                    ARTICLE V

                                Power of Attorney

     Each of the Debtors irrevocably makes, constitutes and appoints the Lender (and all officers, employees or agents designated by the Lender) as such Debtor's true and lawful agent and attorney-in-fact, and in such capacity the Lender shall have the right, with power of substitution for such Debtor and in such Debtor's name or otherwise, for the use and benefit of the Lender and the Secured Parties, upon the occurrence and during the continuance of an Event of Default (a) to receive, endorse, assign and/or deliver any and all notes, acceptances, checks, drafts, money orders or other evidences of payment relating to the Collateral or any part thereof; (b) to demand, collect, receive payment of, give receipt for and give discharges and releases of all or any of the Collateral; (c) to sign the name of such Debtor or on any invoice or bill of lading relating to any of the Collateral; (d) to send verifications of Accounts Receivable to any Account Debtor; (e) to commence and prosecute any and all suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect or otherwise realize on all or any of the Collateral or to enforce any rights in respect of any Collateral; (f) to settle, compromise, compound, adjust or defend any claims, actions, suits or proceedings relating to all or any of the Collateral; (g) to notify, or to require such Debtor to notify, Account Debtors to make payment directly to the Lender; and (h) to use, sell, assign, transfer, pledge, make any agreement with respect to or otherwise deal with all or any of the Collateral, and to do all other acts and things necessary to carry out the purposes of this Agreement, as fully and completely as though the Lender were the absolute owner of the Collateral for all purposes, in each case in a manner not inconsistent with the terms of this Agreement; provided, however, that nothing herein contained shall be construed as requiring or obligating the Lender or any Secured Party to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Lender or any Secured Party, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby, and no action taken or omitted to be taken by the Lender or any Secured Party with respect to the Collateral or any part thereof shall give rise to any defense, counterclaim or offset in favor of such Debtor or to any claim or action against the Lender or any Secured Party. It is understood and agreed that the appointment of the Lender as the agent and attorney-in-fact of each of the Debtors for the purposes set forth above is coupled with an interest and is irrevocable. The provisions of this Section shall in no event relieve any or all of the Debtors of any of its or their obligations hereunder or under any other Loan Document, or with respect to any of the Obligations, with respect to the Collateral or any part thereof, or impose any obligation on the Lender or any Secured Party to proceed in any particular manner with respect to the Collateral or any part thereof, or in any way limit the exercise by the Lender or any Secured Party of any other or further right which it may have on the date of this Agreement or hereafter, whether hereunder, under any other Loan Document or with respect to any of the Obligations, by law or otherwise.

                                   ARTICLE VI

                                    Remedies

     SECTION 6.01 Remedies upon Default.

     (a) Upon the occurrence and during the continuance of an "Event of Default" under the 2005 Note or any of the Existing Loan Agreements, or upon any event of default or default beyond applicable periods of notice and grace under this Agreement, any of the Existing Facilities, any of the Guaranties, or any of the other Loan Documents, or with respect to any ACH Exposure (such "Events of Default", events of default and defaults being the "Events of Default"), the Lender may exercise the rights and remedies set forth in this Section 6.01 regarding the foreclosure and disposition of Collateral.

     (b) Upon the occurrence and during the continuance of an Event of Default, each of the Debtors agrees to deliver each item of Collateral to the Lender forthwith on demand, and each of the Debtors agrees that the Lender shall have the right to take any of or all the following actions at the same or different times (subject to any mandatory requirements of law that cannot be waived by contract): (a) with respect to any Collateral consisting of Intellectual Property, on demand, to cause the Security Interest to become an assignment, transfer and conveyance of any of or all such Collateral by such Debtor to the Lender, or to license or sublicense, whether general, special or otherwise, and whether on an exclusive or non-exclusive basis, any such Collateral throughout the world on such terms and conditions and in such manner as the Lender shall determine (other than in violation of any then-existing licensing arrangements to the extent that waivers cannot be obtained), and (b) with or without legal process and with or without prior notice or demand for performance, to take possession of the Collateral and to enter without breach of the peace any premises owned or leased by such Debtor where the Collateral may be located for the purpose of taking possession of or removing the Collateral and, generally, to exercise any and all rights afforded to a secured party under the UCC or other applicable law. Without limiting the generality of the foregoing, each of the Debtors agrees that the Lender shall have the right, subject to the mandatory requirements of applicable law, to sell or otherwise dispose of all or any part of the Collateral, at public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery as the Lender shall deem appropriate. The Lender shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective bidders or purchasers to Persons who will represent and agree that they are purchasing the Collateral for their own account for investment and not with a view to the distribution or sale thereof, and upon consummation of any such sale the Lender shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely, free from any claim or right on the part of any or all of the Debtors, and each of the Debtors hereby waives (to the extent permitted by law) all rights of redemption, stay and appraisal which such Debtor now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted.

     (c) If the Lender intends to make a sale of any Collateral, the Lender shall give any or all of the Debtors who are the owner or owners thereof, 10 days' written notice (which each of the Debtors agrees is reasonable notice) of the Lender's intention to make any sale of Collateral. Such notice, in the case of a public sale, shall state the time and place for such sale and, in the case of a sale at a broker's board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or portion thereof, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Lender may fix and state in the notice (if any) of such sale. At any such sale, the Collateral, or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as the Lender may (in its sole and absolute discretion) determine. The Lender shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. The Lender may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case any sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by the Lender until the sale price is paid by the purchaser or purchasers thereof, but the Lender shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may be sold again upon like notice. For purposes hereof, a written agreement to purchase the Collateral or any portion thereof shall be treated as a sale thereof; the Lender shall be free to carry out such sale pursuant to such agreement and none of the Debtors shall be entitled to the return of the Collateral or any portion thereof subject thereto, notwithstanding the fact that after the Lender shall have entered into such an agreement all Events of Default shall have been remedied and the Obligations paid in full. As an alternative to exercising the power of sale herein conferred upon it, the Lender may proceed by a suit or suits at law or in equity to foreclose this Agreement and to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court-appointed receiver.

     SECTION 6.02 Application of Proceeds. The Lender shall promptly apply the proceeds of any collection or sale of the Collateral pledged by any or all of the Debtors, as well as any Collateral consisting of cash (collectively, the "Applied Collateral"), as follows:

               FIRST, to the payment of all reasonable out-of-pocket costs and expenses incurred by the Lender in connection with such collection or sale or otherwise in connection with this Agreement or any of the Obligations, including all court costs and the reasonable fees and expenses of its agents and legal counsel, the repayment of all advances made by the Lender hereunder or under any other Loan Document on behalf of any or all of the Debtors and any other reasonable costs or expenses incurred in connection with the exercise of any right or remedy hereunder or thereunder;

               SECOND, to the payment in full of the Obligations, the amounts so applied to be distributed among the Secured Parties pro rata in accordance with the amounts of the Obligations owed to them on the date of any such distribution; and

               THIRD, to the Debtor who pledged the Collateral which was the subject of the collection, its successors or assigns or such other party legally entitled thereto as a court of competent jurisdiction may otherwise direct.

The Lender shall have absolute discretion as to time of application of any such proceeds, moneys or balances in accordance with this Agreement and shall have no duty to marshal assets. Upon any sale of the Collateral by the Lender (including pursuant to a power of sale granted by statute or under a judicial proceeding), the receipt of the Lender or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Lender or such officer or be answerable in any way for the misapplication thereof.

     SECTION 6.03 Grant of License to Use Intellectual Property. For the purpose of enabling the Lender to exercise rights and remedies under this Article at such time as the Lender shall be lawfully entitled to exercise such rights and remedies, each of the Debtors hereby grants, and reaffirms and continues any prior grant, to the Lender of an irrevocable, non-exclusive license (exercisable without payment of royalty or other compensation to such Debtor) to use, license or sub-license any of the Collateral consisting of Intellectual Property now owned or hereafter acquired by such Debtor, and wherever the same may be located, and including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof. The use of such license by the Lender shall be exercised, at the option of the Lender, upon the occurrence and during the continuation of an Event of Default; provided that any license, sub-license or other transaction entered into by the Lender in accordance herewith shall be binding upon the Debtors notwithstanding any subsequent waiver or cure of an Event of Default.

                                   ARTICLE VII

                                  Miscellaneous

     SECTION 7.01 Notices.

          (a) All communications and notices hereunder shall (except as otherwise expressly permitted herein) be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, if to any or all of the Debtors, to it or them at c/o Integrated Brands Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779, Attention of David J. Stein, Telecopy No. (631) 737-9792, with a copy to Lori S. Smith, Esq., Goodwin Procter LLP, 599 Lexington Avenue, New York, New York 10022, Telecopy No. (212) 355-3333 and if to the Lender, to JPMorgan Chase Bank, N.A., 4 Chase MetroTech Center, Brooklyn, New York 11245, Attention of Peter D'Agostino, Telecopy No. (718) 242-3846). Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

     SECTION 7.02 Security Interest Absolute. The obligations of the Debtors under this Agreement are joint and several, and independent of the Obligations or any other obligations of any or all of the Debtors or any other guarantors of any or all of the Obligations to the Lender under or in respect of any of the Loan Documents, and a separate action or actions may be brought and prosecuted against any one or more of the Debtors to enforce this Agreement, irrespective of whether any action is brought against any of the other Debtors (or any other guarantor of any or all of the Obligations) or any of the other Debtors (or any other guarantor of any or all of the Obligations) is joined in any such action or actions. All rights of the Lender hereunder, the Security Interest and all obligations of the Debtors hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the 2005 Note, either of the Existing Loan Agreements, any of the Guaranties, any of the other Loan Documents, any other agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the 2005 Note, either of the Existing Loan Agreements, any of the Guaranties, any of the other Loan Documents or any other agreement or instrument, (c) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from any guarantee, securing or guaranteeing all or any of the Obligations, or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any or all of the Debtors in respect of the Obligations or this Agreement (other than the indefeasible payment in full in cash of the Obligations).

     SECTION 7.03 Survival of Agreement. All covenants, agreements, representations and warranties made by any or all of the Debtors herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the Secured Parties and shall survive the execution and delivery by the Lender of any waiver and amendment to the Existing Loan Agreements and/or the 2005 Note regardless of any investigation made by the Lender, and shall continue in full force and effect until this Agreement shall terminate.

     SECTION 7.04 Binding Effect; Several Agreement. This Agreement shall become effective as to the Debtors when a counterpart hereof executed on behalf of the Debtors shall have been delivered to the Lender and a counterpart hereof shall have been executed on behalf of the Lender, and thereafter shall be binding upon the Debtors and the Lender and their respective successors and assigns, and shall inure to the benefit of the Debtors, the Lender and the other Secured Parties and their respective successors and assigns, except that the Debtors shall not have the right to assign, delegate or transfer their respective rights or obligations hereunder or any interest herein or in the Collateral (and any such assignment, delegation or transfer shall be void) except as expressly contemplated by this Agreement.

     SECTION 7.05 Successors and Assigns. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Debtors or the Lender that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns.

     SECTION 7.06 Lender's Fees and Expenses; Indemnification.

     (a) The Debtors agrees to pay upon demand to the Lender the amount of any and all reasonable out-of-pocket expenses, including the reasonable fees, disbursements and other charges of its counsel and of any experts or agents, which the Lender may incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from or other realization upon any of the Collateral, (iii) the exercise, enforcement or protection of any of the rights of the Lender hereunder or (iv) the failure of any or all of the Debtors to perform or observe any of the provisions hereof.

     (b) Without limitation of its indemnification obligations under the other Loan Documents, the Debtors agree to indemnify the Lender and the other Indemnitees against, and hold each of them harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable fees, disbursements and other charges of counsel, incurred by or asserted against any of them arising out of, in any way connected with, or as a result of, the execution, delivery or performance of this Agreement or any claim, litigation, investigation or proceeding relating hereto or to the Collateral, whether or not any Indemnitee is a party thereto; provided that the indemnity set forth in this paragraph (b) shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

     (c) Any such amounts payable as provided under this Section 7.06 shall constitute additional Obligations secured hereby. The provisions of this Section
7.06 shall remain operative and in full force and effect regardless of the termination of this Agreement, the 2005 Note, the Existing Loan Agreements, the Guaranties, or any other Loan Document, the consummation of the transactions contemplated hereby, the repayment of any or all of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Lender. All amounts due under this Section 7.06 shall be payable on written demand therefor.

     SECTION 7.07 Governing Law. This Agreement is, and shall be deemed to be, a contract entered into under and pursuant to the laws of the State of New York, and shall be in all respects governed, construed, applied and enforced in accordance with the laws of the State of New York without regard to conflicts of laws principles of New York State law other than Section 5-1401 of the New York General Obligations Law.

     SECTION 7.08 Waivers; Amendment.

     (a) No failure or delay of the Lender in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Lender hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that it or any of the other Secured Parties would otherwise have. No waiver of any provisions of this Agreement or any other Loan Document or consent to any departure by any or all of the Debtors therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section
7.08 and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any or all of the Debtors in any case shall entitle any or all of the Debtors to any other or further notice or demand in similar or other circumstances.

     (b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Lender and any or all of the Debtors with respect to which such waiver, amendment or modification is to apply.

     SECTION 7.09 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.09.

     SECTION 7.10 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction).

     SECTION 7.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract (subject to Section 7.04), and shall become effective as provided in Section 7.04. Delivery of an executed signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

     SECTION 7.12 Headings. Article and Section headings used herein are for the purpose of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

     SECTION 7.13 Jurisdiction; Consent to Service of Process.

     (a) Each of the Debtors hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of New York State court sitting in New York

County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Lender or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any or all of the Debtors or their respective properties in the courts of any jurisdiction.

     (b) Each of the Debtors hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any of the other Loan Documents in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

     (c) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

     SECTION 7.14 Termination. This Agreement and the Security Interest shall terminate when all of the Obligations have been indefeasibly satisfied, at which time the Lender shall execute and deliver to the Debtors, at the Debtors' expense, all UCC termination statements and similar documents which the Debtors shall reasonably request to evidence such termination. Any execution and delivery of termination statements or documents pursuant to this Section 7.14 shall be without recourse to or warranty by the Lender.

                   [Signatures appear on the following page.]

     IN WITNESS WHEREOF, Each of the Debtors has caused this Agreement to be duly executed and delivered by its officers thereunto duly authorized as of the date first above written.

INTEGRATED BRANDS INC.


By: /s/ Gary P. Stevens
    --------------------------------
    Name: Gary P. Stevens
    Title: President

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS INC.
NORTHERN LIGHTS FROZEN DESSERTS, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
   By Kayla Foods Int'l (Barbados), Inc.,
      its General Partner


By:
    --------------------------------
    Name: David J. Stein
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By:
    --------------------------------
    Name: David J. Stein
    Title: Chief Executive Officer

     IN WITNESS WHEREOF, Each of the Debtors has caused this Agreement to be duly executed and delivered by its officers thereunto duly authorized as of the date first above written.

INTEGRATED BRANDS INC.


By:
    --------------------------------
    Name: Gary P. Stevens
    Title: President

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS INC.
NORTHERN LIGHTS FROZEN DESSERTS, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
   By Kayla Foods Int'l (Barbados), Inc.,
      its General Partner


By: /s/ David J. Stein
    -------------------------------------
    Name: David J. Stein
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By: /s/ David J. Stein
    -------------------------------------
    Name: David J. Stein
    Title: Chief Executive Officer

                                    EXHIBIT A
             Group One Guarantors* Party to this Security Agreement

KAYLA FOODS INT'L (BARBADOS) INC., a Barbados corporation SWENSEN'S, INC., a Delaware corporation
SWENSEN'S ICE CREAM COMPANY, a California corporation
YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation
BRESLER'S INDUSTRIES, INC., an Illinois corporation
NORTHERN LIGHTS FROZEN DESSERTS, INC., a Utah corporation GOLDEN SWIRL MANAGEMENT COMPANY, a Utah corporation
I CAN'T BELIEVE ITS YOGURT, LTD., a Texas limited partnership SUGAR CREEK FOODS INC., a Virginia corporation
ESKIMO PIE FROZEN DISTRIBUTION INC, a Delaware corporation ESKIMO PIE CORPORATION, a Virginia corporation

* For Information Only: Each of Coolbrands and Yogen have executed a separate Security Agreement dated the date of this Agreement and Dairy executed a Security Agreement dated March 25, 2005.

                                                                  Annex 1 to the
                                                              Security Agreement

                          COMPLETE ONE FOR EACH DEBTOR
    [To be completed by each Debtor prior to the Post Closing Delivery Date]

                                   SCHEDULE I

                      NAME OF DEBTOR: _____________________

     1. Names. The exact name of the Debtor is as that name appears on its organizational documents is as follows:

     2. Other Identifying Factors.

          (a) The following is the mailing address of the Debtor:

          (b) If different from its mailing address, the Debtor's place of business or, if more than one, its chief executive office is located at the following address:

Address   County   State
-------   ------   -----



          (c) The following is the type of organization of the Debtor:

          (d) The state of organization of the Debtor is as follows:

          (e) The following is the Debtor's state issued organizational identification number [state "None" if the state of organization does not issue such a number]:

     3. Other Names, etc. The following is a list of all other names (including trade names or similar appellations) used by the Debtor, or any other business or organization to which the Debtor became the successor by merger, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise, now or at any time during the past five (5) years [if the

Security Agreement

                                                                  Annex 1 to the
                                                              Security Agreement

Debtor has used any such other name, answer the questions in Part 2 with respect to each such name on this Schedule I]:

     4. Current Locations. (a) The following are all other locations in which the Debtor maintains any books or records relating to any of the Collateral consisting of Receivables:

Address   County   State
-------   ------   -----



          (b) The following are all other places of business of the Debtor:

Address   County   State
-------   ------   -----



          (c) The following are all other locations where any of the Collateral consisting of Inventory (not in the possession of an individual doctor pursuant to a written agreement with the Debtor) or Equipment is located:

Address   County   State
-------   ------   -----



          (d) The following are the names and addresses of all persons or entities, other than the Debtor, such as lessees, consignees, warehousemen or purchasers of chattel paper, which have possession or are intended to have possession of any of the Collateral consisting of instruments, chattel paper, Inventory (not in the possession of an individual doctor pursuant to a written agreement with the Debtor) or Equipment:

Address   County   State
-------   ------   -----



Security Agreement

                                                                  Annex 1 to the
                                                              Security Agreement

     5. Prior Locations. (a) Set forth below is the information required by
Section 4(a) or (b) with respect to each location or place of business previously maintained by the Debtor at any time during the past five (5) years in a state in which the Debtor has previously maintained a location or place of business at any time during the past four (4) months:

Address   County   State
-------   ------   -----



          (b) Set forth below is the information required by Section 4(c) or (d) with respect to each other location at which, or other person or entity with which, any of the Collateral consisting of Inventory or Equipment has been previously held at any time during the past twelve (12) months:

Address   County   State
-------   ------   -----



     6. Fixtures. Set forth below is the information required by UCC Section 9-502(b) or former Section 9-402(5) of each state in which any of the Collateral consisting of fixtures are or are to be located, and the name and address of each real estate recording office where a mortgage on the real estate on which such fixtures are or are to be located would be recorded:

     IN WITNESS WHEREOF, the undersigned has duly signed this certificate on this ____ day of __________, 2005.

                                        [______________________________________]


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

Security Agreement

                      SCHEDULE 1 TO PERFECTION CERTIFICATE

                        Changes in Identity and Structure

     None.

                                                               Schedule I to the
                                                              Security Agreement

                                   Copyrights

     None.

                                                              Schedule II to the
                                                              Security Agreement

                                     Patents

     None.

                                                             Schedule III to the
                                                              Security Agreement

                                   Trademarks

                               Follows this page.

    [The Debtor shall supplement this Schedule as required by the Amendments]

                                                              Schedule IV to the
                                                              Security Agreement

                                 Existing Liens

                               Follows this page.

                        Schedule A to Security Agreement

                              (Excluded Collateral)

         Leased equipment subject to Liens permitted under Section 4.13

                               SECURITY AGREEMENT

THIS AGREEMENT is made as of the 31 day of August, 2005.

TO: JPMORGAN CHASE BANK, N.A. for itself with respect to the 2005 Note (as defined below) and in its capacity as agent (together with its permitted successors and assigns in such capacity) for itself in such capacity and on behalf of the Lender from time to time parties to the Existing Loan Agreements (as defined below) (the "Secured Party")

GRANTED BY:   YOGEN FRUZ CANADA INC., an Ontario corporation (the "Debtor")
              having its principal office or place of business at 8300 Woodbine
              Avenue, Markham, Ontario L3R 9Y7

                                    ARTICLE 1
                                   DEFINITIONS

1.1  Defined Terms

Unless the context otherwise requires or unless otherwise specified, all the terms used in this Agreement without initial capitals which are defined in the Personal Property Security Act (Ontario) (the "PPSA"), have the same meanings in this Agreement as in the PPSA.

1.2  Definitions

Wherever used in this Agreement, the following words and terms have the meanings set out below:

     "2005 Note" means the promissory note executed by the Borrower in the principal amount of USD$40,000,000 dated March 25, 2005, as amended.

     "Account Debtor" means any Person who becomes obligated to the Debtor under, with respect to, or on account of, an Account Receivable.

     "Accounts Receivable" means all "accounts," as such term is defined in the PPSA, now or in the future owned by the Debtor, and includes without limitation, all accounts receivable, other receivables, book debts, claims and other forms of monetary obligation now or in the future owned, received or acquired by, or belonging or owing to, the Debtor, whether arising out of goods sold or services rendered by it, or from any other transaction, and "Account Receivable" means any one of them.

     "ACH Exposure" means indebtedness of the Debtor to the Lenders on account of automatic clearing house direct deposit payroll transactions.

     "Borrower" means Integrated Brands, Inc., a New Jersey corporation.

     "Business Day" means any day, other than a Saturday or Sunday, on which banks in New York City are open for commercial banking business during normal banking hours and interbank wire transfers can be made on the Fedwire system.

     "Capital Lease" means a lease which has been or should be, in accordance with GAAP, capitalized on the books of the lessee.

     "Chattel Paper" means all or any part of any present or future interest of the Debtor in chattel paper.

     "Contracts" means any contracts, agreements, indentures, licences, permits, quotas, commitments, entitlements, engagements or other arrangements, whether written or unwritten, to which the Debtor is now or subsequently a party or has a benefit, right, or in which the Debtor now or subsequently has an interest.

     "Debt" means, as to any Person, all (i) indebtedness or liability of such Person for borrowed money; (ii) indebtedness of such Person for the deferred purchase price of property or services (including trade obligations); (iii) obligations of such Person as a lessee under Capital Leases; (iv) current liabilities of such Person in respect of unfunded vested benefits under any Plan (as defined in the 2005 Note) except for (and to the extent of) any obligations of such Person which have been bonded by a surety which is acceptable to the Lender (provided that nothing herein shall exclude from this definition any obligations of any such Person to such surety); (v) obligations of such Person in respect of letters of credit issued for the account of such Person; (vi) obligations of such Person arising under acceptance facilities; (vii) guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any other Person, or otherwise to assure a creditor against loss; (viii) obligations secured by any Lien on property owned by such Person whether or not the obligations have been assumed; (ix) liabilities of such Person under interest rate protection agreements; (x) liabilities of such Person under any preferred stock or other preferred equity instrument which, at the option of the holder or upon the occurrence of one or more events, is redeemable by such holder, or which, at the option of such holder is convertible into Debt; (xi) indebtedness of any partnership of which such Person is a general partner; and (xii) all other liabilities recorded as such, or which should be recorded as such, on such Person's financial statements in accordance with GAAP.

     "Documents of Title" means all or any part of any documents of title, whether negotiable or non-negotiable, including, without limitation, all warehouse receipts and bills of lading, in which the Debtor now or subsequently has an interest.

     "Equipment" means all goods in which the Debtor now or subsequently has an interest (including, without limitation, all tools, apparatus, fixtures, plant, machinery and furniture) other than Inventory or consumer goods and any part of such Inventory or consumer goods.

     "Existing Credit Facilities" means the 2005 Note and the Existing Loan Agreements.

     "Existing Loan Agreements" means (i) a loan agreement dated as of December 23, 1994, as amended through the date hereof; and (ii) a loan agreement dated as of September 20, 2000, as amended through the date hereof, in each case among the Borrower, certain of the Group One Guarantors (as defined therein) and the Lender.

     "Guaranties" means, collectively, the General Guaranties executed by each of Kayla Foods Int'l (Barbados) Inc. ("Kayla") and Coolbrands International Inc. ("Coolbrands") each dated September 20, 2000, and the Guaranties of Payment executed by Kayla and Coolbrands, each dated March 25, 2005 (collectively, the "Foreign Entity Guaranties") and the General Guaranty executed by certain of the Group One Guarantors and other guarantors dated September 20, 2000, which General Guaranty was subsequently joined in by Coolbrands Dairy, Inc. pursuant to a separate agreement (the "All Other Guarantors Guaranty"); and the Guaranty of Payment executed by the Group One Guarantors and the Other Guaranty Parties dated March 25, 2005 (the "2005 US Entity Guaranty"), and the Guaranty of Payment dated the date of this Security Agreement (the "Yogen Guaranty" and, together with the Foreign Entity Guaranties, the All Other Guarantors Guaranty and the 2005 US Entity Guaranty, the "Guaranties").

     "Instruments" means all or any part of any letters of credit and other instruments in which the Debtor now or subsequently has an interest.

     "Intangibles" means all intangible property of whatever kind in which the Debtor now or subsequently has an interest, including, without limitation, all of the Debtor's rights under Contracts, Intellectual Property Rights, Technical Information, and permits.

     "Intellectual Property Rights" means all trade-marks, trade-names, brands, trade dress, business names, uniform resource locators ("URL"), domain names, tag lines, designs, graphics, logos and other commercial symbols and indicia of origin, goodwill, patents and inventions, copyrights, industrial designs, and other intellectual property rights, whether registered or not or the subject of a pending application for registration, owned by or licensed to the Debtor.

     "Inventory" means all inventory (as defined in the PPSA), including without limitation, raw materials, works-in-progress, finished goods and by-products, spare parts, operating supplies, packing, shipping and packaging materials of or relating to the business of the Debtor.

     "Liens" means any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever, including, without limitation, any conditional sale or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the PPSA or comparable law of any jurisdiction to evidence any of the foregoing.

     "Money" means all or any part of any money in which the Debtor now or subsequently has an interest.

     "Obligations" has the meaning specified in Section 3.1.

     "Permitted Encumbrances" means:

     (a) Liens imposed by law for taxes that are not yet due or are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained;

     (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days;

     (c) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, employment insurance and other social security laws or regulations;

     (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case, in the ordinary course of business of the Debtor;

     (e) judgment liens in respect of judgments that do not constitute an Event of Default under Section 6.1;

     (f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Debtor;

     (g) any Lien on any property or asset of the Debtor existing on the date hereof and set forth in Schedule "A"; provided that (i) such Lien shall not apply to any other property or asset of the Debtor and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

     (h) purchase money Liens on any Equipment acquired or held by the Debtor in the ordinary course of business to secure the purchase price of such Equipment or to secure Debt incurred solely for the purpose of financing the acquisition of such Equipment, or Liens existing on such Equipment at the time of its acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided, however, that no such Lien shall extend to or cover any property of any character other than the Equipment being acquired, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed or replaced; and

     (i) Liens in favour of the Secured Party created pursuant to this Agreement;

     provided that the term "Permitted Encumbrances" shall not include any Lien securing Debt, other than Liens in favour of the Secured Party and that none of the foregoing shall be permitted if the same is prohibited under
     Section 5.02(b) of either of the Existing Credit Facilities or Section 17 of the 2005 Guaranty.

     "Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and where the context requires, any of them when they are acting as trustee, executor, administrator or other legal representative.

     "Places of Business" means the Debtor's places of business specified in
     Section 4.1(d), and "Place of Business" means any one of them.

     "Proceeds" means all proceeds and personal property in any form derived directly or indirectly from any dealing with all or any part of the Secured Property and any insurance or payment that indemnifies or compensates for such property lost, damaged or destroyed, and proceeds of proceeds and any part of any such proceeds.

     "Secured Property" means all of the Debtor's personal property, now owned or subsequently acquired, including, without limitation, all Accounts Receivable, Chattel Paper, Contracts, Documents of Title, Equipment, Intangibles, Instruments, Inventory, Money, Securities and Proceeds, together with all increases, additions and accessions to any of them, and all substitutions or any replacements of any of them.

     "Securities" means all or any part of any shares, limited partnership units, trust units, stock, warrants, bonds, debentures, debenture stock and other security in which the Debtor now or subsequently has an interest.

     "Security Interest" means the security interest granted under Section 2.1.

     "Technical Information" means all know-how and information owned by or licensed to the Debtor, confidential or otherwise, including, without limitation, and any information of a scientific, technical, financial or business nature regardless of its form.

1.3  Certain Rules of Interpretation

In this Agreement:

     (a) Governing Law. This Agreement is a contract made under and shall be governed by and construed in accordance with the law of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     (b) Headings. Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

     (c) Including. Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation."

     (d) No Strict Construction. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

     (e) Number and Gender. Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

     (f) Severability. If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

     (g) Statutory references. A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements, supersedes or succeeds any such statute or any such regulation.

     (h) Time. Time is of the essence in the performance of the parties' respective obligations.

     (i) References to Agreements. The term "this Agreement" refers to this agreement including all schedules, amendments, supplements, extensions, renewals, replacements, novations or restatements from time to time, in each case as permitted, and references to "Articles" or "Sections" means the specified Articles or Sections of this Agreement.

     (j) Paramountcy. If there is a conflict, inconsistency, ambiguity or difference between any provision of this Agreement and either the 2005 Note or the Existing Loan Agreements, the provisions of the 2005 Note or the Existing Loan Agreements, as applicable, shall prevail, and such provision of this Agreement shall be amended to the extent only to eliminate any such conflict, inconsistency, ambiguity or difference. Any right or remedy in this Agreement which may be in addition to the rights and remedies contained in the 2005 Note and the Existing Loan Agreements shall not constitute a conflict, inconsistency, ambiguity or difference.

1.4  Entire Agreement

This Agreement, the 2005 Note and the Existing Loan Agreements and the agreements and other documents required to be delivered pursuant to this Agreement, the 2005 Note and the Existing Loan Agreements, constitute the entire agreement between the parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, the 2005 Note and the Existing Loan Agreements and any document required to be delivered pursuant to this Agreement.

                                    ARTICLE 2
                               SECURITY INTERESTS

2.1  Security Interest

As continuing security for the repayment and the performance of each of the Obligations of the Debtor to the Secured Party, subject to Sections 2.4, 2.5 and 2.6, the Debtor grants to the Secured Party, a continuing, specific and fixed security interest in all of the Debtor's Secured Property of every nature and kind, now owned or subsequently acquired and at any time and from time to time existing or in which the Debtor has or acquires an interest, wherever situate, including, without limitation, all of the Secured Property.

2.2  Fixed Nature of Security Interests

The Security Interest is intended to operate as a fixed and specific charge of all of the Secured Property presently existing, and with respect to all future Secured Property, to operate as a fixed and specific charge of such future Secured Property.

2.3  Attachment

The Debtor acknowledges that value has been given and that it has rights in the Secured Property. The Security Interest is intended to attach, as to all of the Secured Property, upon the execution by the Debtor of this Agreement.

2.4  Leases

The last day of any term for lease or sublease of any real property reserved by any lease, written or unwritten, or any agreement to lease, now held or subsequently acquired by the Debtor is excepted out of the Security Interests. As further security for the payment of the Obligations, the Debtor agrees that it will stand possessed of the reversion of such last day of the term and shall hold it in trust for the Secured Party for the purpose of this Agreement. After the occurrence and continuance of an Event of Default which is continuing, the Debtor shall assign and dispose of the same in such manner as the Secured Party may from time to time direct in writing without cost or expense to the Secured Party. Upon any sale, assignment, sublease or other disposition of such lease or agreement to lease, the Secured Party shall, for the purpose of vesting the residue of any such term in any purchaser, sublessee or such other acquiror of the lease, agreement to lease or any interest in any of them, be entitled by deed or other written instrument to assign to such other person, the residue of any such term in place of the Debtor and to vest the residue freed and discharged from any obligation whatsoever respecting the same.

2.5  Consent

Nothing in this Agreement shall constitute an assignment or attempted assignment of any Contract which by its provisions or by law is not assignable or which requires the consent of a third party to its assignment unless such consent has been obtained. In each such case, during the occurrence and continuance of an Event of Default, the Debtor shall, unless the Secured Party otherwise agrees in writing, promptly, upon written request by the Secured Party, attempt to obtain the consent of any necessary third party to its assignment under this Agreement and to its further assignment by the Secured Party to any third party as a result of the exercise by the Secured Party of remedies after demand. Upon such consent being obtained or waived, this Agreement shall apply to the applicable Contract without regard to this section and without the necessity of any further assurance to effect such assignment. Unless and until the consent to assignment is obtained as provided above, the Debtor shall, to the extent it may do so at law or pursuant to the provisions of the Contract or interest in question hold all benefit to be derived from such Contracts in trust for the Secured Party (including, without limitation, the Debtor's beneficial interest in any Contract which may be held in trust for the Debtor by a third party), as additional security for payment of Obligations and shall deliver up all such benefit to the Secured Party, promptly upon demand by the Secured Party.

2.6  Other Matters

     (a) Until the Security Interest is enforceable, the grant of the Security Interest in the Intellectual Property Rights does not affect in any way the Debtor's rights to commercially exploit the Intellectual Property Rights, defend such rights, enforce the Debtor's rights in such rights or with respect to it against third parties in any court or claim and be entitled to receive any damages with respect to any infringement of such rights.

     (b)  The Security Interest does not extend to consumer goods.

                                    ARTICLE 3
                               OBLIGATIONS SECURED

3.1  Obligations

The Secured Property constitutes and will constitute continuing security for the following obligations (the "Obligations") of the Debtor to the Secured Party:

     (a) the due and punctual payment of all sums becoming payable from the Debtor under or in connection with (i) this Agreement, (ii) the Existing Loan Agreements and the "Loan Documents" as defined in each of the Existing Loan Agreements, and (iii) the 2005 Note and the Other Loan Documents (as defined in the 2005 Note; the documents described in the foregoing clauses (i), (ii) and (iii) hereof being collectively referred to herein as the "Loan Documents"), including without limitation, (x) the principal of and premium, if any, and interest accruing (including, without limitation, during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the 2005 Note and the obligations arising under the Existing Loan Agreements, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise and (y) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Debtor under any of the Existing Credit Facilities, the Guaranties or the other Loan Documents;

     (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Debtor under or pursuant to each of the Existing Credit Facilities, the Guaranties or the other Loan Documents (including this Agreement); and

     (c) the payment of all damages (whether provided for in the 2005 Note, the Existing Loan Agreements, the Guaranties or the other Loan Documents or otherwise permitted by law) in respect of a failure or refusal by the Debtor to pay or perform as required under the 2005 Note, the Existing Loan Agreements, the Guaranties or the other Loan Documents.

                                    ARTICLE 4
               DEBTOR'S REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1  Representations and Warranties

The Debtor represents and warrants to the Secured Party the matters set out below:

     (a) Authority. The Debtor has all necessary corporate power, authority, and capacity to enter into and carry out its obligations under this Agreement and to grant the Security Interest.

     (b) Ownership of Secured Property Free of Charges. The Debtor is the owner of or has rights in the Secured Property free and clear of all Liens whatsoever other than the Permitted Encumbrances.

     (c) No Other Corporate Names or Styles. The Debtor does not carry on business under or use any name or style other than the name(s) specified in this Agreement including, without limitation, any names in the French language.

     (d) Place of Business of Debtor. The following is/are the Debtor's Place(s) of Business:

               8300 Woodbine Avenue, Markham, Ontario L3R 9Y7

          and the Debtor's chief executive office is located at

               4175 Veteran's Highway, 3rd Floor, Ronkonkoma, New York, USA
               11779

     (e) Reliance and Survival. All representations and warranties of the Debtor made in this Agreement or in any certificate or other document delivered by or on behalf of the Debtor to or for the benefit of the Secured Party are material, shall survive and shall not merge upon the execution and delivery of this Agreement and shall continue in full force and effect. The Secured Party shall be deemed to have relied upon such representations and warranties notwithstanding any investigation made by or on behalf of the Secured Party at any time.

4.2  Covenants

Unless compliance with the following covenants is waived by the Secured Party in writing or unless non-compliance with any such covenants is otherwise consented to by the Secured Party in writing, the Debtor covenants and agrees that:

     (a) Notification to Secured Party. The Debtor shall promptly notify the Secured Party of all loss or damage to or loss of possession of all or any material part of the Secured Property other than by disposition in accordance with the terms of this Agreement.

     (b) Protection of Security. The Debtor shall, at its own cost and expense, take any and all actions necessary to defend title to the Secured Property against all Persons and to defend the Security Interest of the Secured Party in the Secured Property and the priority thereof against any Lien not expressly permitted under this Agreement.

     (c) No Accessions or Fixtures. The Debtor shall prevent the Secured Property from becoming an accession to any property other than the Secured Property or from becoming a fixture unless the Security Interests rank prior to the interests of all other persons in the real property.

     (d) Legend. Promptly after a request therefor from the Secured Party following an Event of Default, the Debtor shall legend, in form and manner reasonably satisfactory to the Secured Party, its Accounts Receivable and its books, records and documents evidencing or pertaining thereto with an appropriate reference to the fact that such Accounts Receivable have been collaterally assigned to the Secured Party and that the Secured Party has a security interest therein.

     (e) Encumbrances. The Debtor shall not create, incur, assume, permit or suffer to exist any Lien, on or with respect to any of the Secured Property, except for Permitted Encumbrances.

     (f) Inspection and Verification. The Debtor will keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. Subject to applicable law, the Secured Party and such Persons as the Secured Party may designate shall have the right, at the Debtor's cost and expense, upon reasonable notice to the Debtor and during normal business hours, to inspect the Secured Property, all records related thereto (and to make extracts and copies from such records) and the premises upon which any of the Secured Property is located, to discuss the affairs of the Debtor with its respective officers and independent accountants and to verify under reasonable procedures the validity, amount, quality, quantity, value, condition and status of, or any other matter relating to, the Secured Property, including, in the case of Accounts Receivable or Secured Property in the possession of any third party, by contacting Account Debtors in the event of and during the continuance of an Event of Default or the third party possessing such Secured Property for the purpose of making such a verification. The Secured Party shall have the absolute right to share any information it gains from such inspection or verification with any Secured Party.

     (g) Risk and Insurance. The Debtor bears the sole risk of any loss, damage, destruction or confiscation of or to the Secured Property during the Debtor's possession of the Secured Property or otherwise. The Debtor shall maintain insurance on all of the Secured Property with financially sound and reputable insurers including, without limitation, all-risk property insurance, comprehensive general liability insurance and business interruption insurance and with such coverage and against such loss or damage to the full insurable value of such property with the Secured Party as a named insured and with loss payable to the Secured Party as its interest may appear. If the Debtor fails to so insure, the Secured Party may insure the Secured Property and the premiums for such insurance shall be added to the balance of the Obligations secured under this Agreement as they exist at the date of the payment of such premium by the Secured Party.

     (h) Changes and Other Names. The Debtor shall not, unless 30 days' prior written notice is provided to the Secured Party (i) change its name as it appears in official filings in the jurisdiction of its organization; or (ii) change its chief executive office, principal place of business, domicile (within the meaning of the Civil Code of Quebec), corporate offices or warehouses or locations at which Secured Property is held or stored, or the location of its Books and Records.

     (i) No Affecting the Security. It shall not do, permit or suffer to be done anything to adversely affect the ranking or validity of the Security.

     (j) Further Assurances, (a) The Debtor agrees, at its own expense, (i) to execute, acknowledge, deliver and cause to be duly filed all such further instruments and documents and take all such actions as the Secured Party may from time to time reasonably request to preserve, protect and perfect the Security Interest and the rights and remedies created hereby, including the payment of any fees and taxes required in connection with the execution and delivery of this Agreement, the granting of the Security Interest and the filing of any financing statements (including fixture filings), filings in the Canadian Intellectual Property Office or other documents in connection herewith or therewith. If any amount payable under or in connection with any of the Secured Property shall be or become evidenced by any promissory note or other instrument, such note or instrument shall be forthwith pledged and delivered to the Secured Party, duly endorsed in a manner satisfactory to the Secured Party.

                                    ARTICLE 5
                                  RIGHT TO DEAL

5.1  Debtor's Rights before Event of Default

Until the occurrence and continuance of an Event of Default and subject to the terms of this Agreement, the Debtor is entitled to deal with the Secured Property in the ordinary course of business, provided that, that no such action shall be taken which would impair the effectiveness of the Security Interests created by this Agreement or the value of the Secured Property or which would be inconsistent with or violate the provisions of this Agreement or any other written agreement between the Secured Party and the Debtor.

5.2  Securities

Until the occurrence and continuance of an Event of Default and subject to the terms of this Agreement, the Debtor is entitled to receive dividends or other distributions, vote the Securities and give consents, waivers and ratifications in respect of the Securities, provided that, that no such action shall be taken which would impair the effectiveness of the Security Interests or the value of the Securities or which would be inconsistent with or violate the provisions of this Agreement or any other written agreement between the Secured Party and the Debtor.

5.3  Transfer of Ownership

The Secured Party may, at its sole and unfettered discretion, require the Debtor to transfer registered ownership of the Securities to the Secured Party, the Secured Party's agent or a nominee of the Secured Party. Notwithstanding such transfer, prior to the occurrence and continuance of an Event of Default, Sections 5.1 and 5.2 shall continue to apply and upon such transfer the Secured Party shall provide the Debtor with such proxies and other written authorizations as may reasonably be requested by the Debtor to enable the Debtor to exercise the rights and take the actions described in Sections 5.1 and 5.2.

                                    ARTICLE 6
                                     DEFAULT

6.1  Default

The Debtor shall be in default under this Agreement upon the occurrence and during the continuance of an "Event of Default" under the 2005 Note or any of the Existing Loan Agreements, or upon any event of default or default beyond applicable periods of notice and grace under this Agreement, any of the Existing Credit Facilities, any of the Guaranties, or any of the other Loan Documents, or with respect to any ACH Exposure (such "Events of Default," events of default and defaults being the "Events of Default").

6.1  Demand Obligations

The fact that this Agreement provides for Events of Default and rights of acceleration shall not derogate from the nature of any Obligation which is payable on demand.

                                    ARTICLE 7
                                    REMEDIES

7.1  Secured Party's Rights and Remedies

Upon the occurrence and during the continuance of an Event of Default, all of the Obligations shall, at the Secured Party's option, become immediately due and payable and the Secured Party may, in its discretion, proceed to enforce payment and performance of the Obligations and to exercise any or all of the rights and remedies contained in this Agreement, (including, without limitation, the signification and collection of the Debtor's Accounts Receivable), or otherwise afforded by law, in equity or otherwise. The Secured Party shall have the right to enforce one or more remedies successively or concurrently in accordance with applicable law and the Secured Party expressly retains all rights and remedies not inconsistent with the provisions in this Agreement including all the rights it may have under the PPSA. Without limitation, the Secured Party may, upon the occurrence and during the continuance of any Event of Default and to the extent permitted by applicable law:

     (a) Appointment of Receiver. Appoint by instrument in writing a receiver (which term shall include a receiver and manager or agent) of the Debtor and of all or any part of the Secured Property and remove or replace such receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a receiver. Any such receiver appointed by the Secured Party, with respect to responsibility for its acts, shall, to the extent permitted by applicable law, be deemed the agent of the Debtor and not of the Secured Party. Where the "Secured Party" is referred to in this Article the reference includes, where the context permits, any receiver so appointed and the officers, employees, servants or agents of such receiver.

     (b) Enter and Repossess. Immediately and without notice enter the Debtor's premises and repossess, disable or remove the Secured Property.

     (c) Retain the Secured Property. Retain and administer the Secured Property in the Secured Party's sole and unfettered discretion.

     (d) Dispose of the Secured Property. Dispose of any Secured Property by public auction, private tender or private contract with or without notice, advertising or any other formality, all of which are waived by the Debtor to the extent permitted by law. The Secured Party may, to the extent permitted by law, at its discretion, establish the terms of such disposition, including, without limitation, terms and conditions as to credit, upset, reserve bid or price. All payments made pursuant to such dispositions shall be credited against the Obligations only as they are actually received. The Secured Party may, to the extent permitted by law, enter into, rescind or vary any contract for the disposition of any Secured Property and may dispose of any Secured Property again without being answerable for any related loss. Any such disposition may take place whether or not the Secured Party has taken possession of the Secured Property.

     (e)  Foreclosure. Foreclose upon the Secured Property.

     (f) Power of Attorney. Upon the occurrence, and during the continuance of, an Event of Default, the Debtor constitutes and appoints the Secured Party from time to time, or any receiver appointed of the Debtor as provided for in this Agreement, the true and lawful attorney of the Debtor irrevocably with full power of substitution to do, make and execute all such lawful documents, acts, matters or things with the right to use the name of the Debtor whenever and wherever it may be deemed necessary or expedient in connection with the exercise of its rights and remedies set forth in this Agreement. Without limitation, the Secured Party or its agent is authorized to sign any financing statements and similar forms which may be necessary or desirable to perfect the Security Interest in any jurisdiction on behalf of the Debtor. The Debtor declares that the irrevocable power of attorney granted in this Agreement, being coupled with an interest, is given for valuable consideration.

     (g)  Securities.

          (i) Disposal. Without limiting the generality of Section 7.1(d), the Debtor acknowledges that when disposing of any Securities, the Secured Party may be unable to effect a public sale of any or all of the Securities, or to sell any or all of the securities as a control block sale at more than a stated premium to the "market price" of any shares, stock, instruments, warrants, bonds, debenture stock and other securities forming part of the Securities, by reason of certain prohibitions contained in the Securities Act (Ontario) and applicable laws of other jurisdictions, but may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such Securities as principal and to comply with other resale restrictions provided for in the Securities Act (Ontario) and other applicable laws. The Debtor acknowledges and agrees that any such private sale may result in prices and other terms less favourable to the seller than if such sale were a public sale or a control block sale and, notwithstanding such circumstances, agrees that any such private sale shall not be deemed to have been made in a commercially unreasonable manner solely by reason of its being a private sale. The Secured Party shall be under no obligation to delay a sale of any of the Securities for the period of time necessary to permit the issuer of such securities to qualify such Securities for public sale under the Securities Act (Ontario) or under applicable securities laws of other jurisdictions, even if the issuer would agree to do so, or to permit a prospective purchaser to make a formal offer to all or substantially all holders of any class of securities forming any part of the Securities.

          (ii) Exercise of Rights. Upon the occurrence, and during the continuance of, an Event of Default, the Secured Party may elect by written notice to the Debtor and to an officer of the issuer of the Securities, that all or part of the rights of the Debtor in the Securities including, without limitation, the right to vote, give consents, waivers or ratifications and take other actions and receive dividends or other distributions, shall cease, and upon such election all such rights shall become vested in the Secured Party or as it may direct.

          (iii) Registration. Require that the Securities be registered in the name of the Secured Party or as it may direct and the Secured Party may then, without notice, exercise any and all voting and corporate rights at any meeting of the issuers thereof and exercise any and all rights, privileges or options pertaining to the Securities as if it were the absolute owner, including without limitation, the right to exchange at its discretion, any and all of the Securities upon the issuer's amalgamation, merger, consolidation, reorganization, recapitalization or other readjustment or upon the issuer's exercise of any right, privilege or option pertaining to any of the Securities and to deposit and deliver any and all of the Secured Property with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine.

     (h) Collection of Accounts Receivable. Upon the occurrence, and during the continuance of, an Event of Default, the Secured Party on its own account or through a receiver, receiver-manager or agent and whether alone or in conjunction with the exercise of all or any other remedies contemplated by this Agreement, shall have the right, at any time, to notify and direct Account Debtors to make all payments whatever to the Secured Party and the Secured Party shall have the right, at any time, to hold all amounts acquired from any Account Debtors and any Proceeds as part of the Secured Property. Upon such occurrence and during such continuance, any payments received by the Debtor shall be held by the Debtor in trust for the Secured Party in the same medium in which received, shall not be commingled with any assets of the Debtor and shall, at the request of the Secured Party be turned over to the Secured Party not later than the next business day following the day of their receipt.

     (i) Carry on Business. Carry on or concur in the carrying on of all or any part of the business of the Debtor and may, in any event, to the exclusion of all others, including the Debtor, enter upon, occupy and use all premises of or occupied or used by the Debtor and use any of the personal property (which shall include fixtures) of the Debtor for such time and such purposes as the Secured Party sees fit. The Secured Party shall not be liable to the Debtor for any neglect in so doing or in respect of any related rent, costs, charges, depreciation or damages.

     (j) Payment of Encumbrances. Pay any encumbrance, lien, claim, tax, assessment fee or charge that may exist or be threatened against the Secured Property, and any amount so paid together with costs, charges and expenses incurred shall be added to the Obligations.

     (k) Payment of Deficiency. If the proceeds of realization are insufficient to pay all monetary Obligations, the Debtor shall forthwith pay or cause to be paid to the Secured Party any deficiency and the Secured Party may sue the Debtor to collect the amount of such deficiency.

     (l) Dealing with Secured Property. Subject to applicable law, seize, collect, realize, borrow money on the security of, release to third parties, sell (by way of public or private sale), lease or otherwise deal with the Secured Property in such manner, upon such terms and conditions, at such time or times and place or places and for such consideration as may seem to the Secured Party advisable and without notice to the Debtor. The Secured Party may charge on its own behalf and pay to others sums for expenses incurred and for services rendered (expressly including without limitation, legal, consulting, broker, management, receivership and accounting fees) in or in connection with seizing, collecting, realizing, borrowing on the security of, selling or obtaining payment of the Secured Property and may add all such sums to the Obligations.

7.2  Assemble the Secured Property

To assist the Secured Party in the implementation of such rights and remedies, the Debtor will, at its own risk and expense and immediately upon the Secured Party's request, assemble and prepare for removal such items of the Secured Property as are selected by the Secured Party as shall, in the Secured Party's sole judgment, have a value sufficient to cover all the Obligations.

7.3  Allocation of proceeds

All monies collected or received by the Secured Party in respect of the Secured Property may be held by the Secured Party and may be applied on account of such parts of the Obligations at the sole discretion of the Secured Party.

7.4  Waivers and Extensions

The Secured Party may waive default or any breach by the Debtor of any of the provisions contained in this Agreement. No waiver shall extend to a subsequent breach or default, whether or not the same as or similar to the breach or default waived and no act or omission of the Secured Party shall extend to or be taken in any manner whatsoever to affect any subsequent breach or default of the Debtor or the rights of the Secured Party resulting therefrom. Any such waiver must be in writing and signed by the Secured Party to be effective.

The Secured Party may also grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges, release the Secured Property to third parties and otherwise deal with the Debtor's guarantors or sureties and others and with the Secured Property and other securities as the Secured Party may see fit without prejudice to the liability of the Debtor to the Secured Party, or the Secured Party's rights, remedies and powers under this Agreement. No extension of time, forbearance, indulgence or other accommodation now, heretofore or hereafter given by the Secured Party to the Debtor shall operate as a waiver, alteration or amendment of the rights of the Secured Party or otherwise preclude the Secured Party from enforcing such rights.

7.5  Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Secured Party under this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or equity; and any single or partial exercise by the Secured Party of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement shall not be deemed to be a waiver of, or to alter, affect or prejudice, any other right or remedy to which the Secured Party may be lawfully entitled for such default or breach. Any waiver by the Secured Party of the strict observance, performance or compliance with any term, covenant, condition or other matter contained in this Agreement and any indulgence granted, either expressly or by course of conduct by the Secured Party shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any right or remedy of the Secured Party under this Agreement as a result of any other default or breach under this Agreement.

7.6  Effect of Possession or Receiver

As soon as the Secured Party takes possession of any Secured Property or appoints a receiver, all powers, functions, rights and privileges of the Debtor with respect to the Secured Property shall cease, unless specifically continued by the written consent of the Secured Party or the receiver.

7.7  Set-off or Compensation

In addition to and not in limitation of any rights granted now or after the date of this Agreement at law, upon the occurrence and during the continuance of an Event of Default, the Secured Party may at any time and from time to time without notice to the Debtor (it being expressly waived by the Debtor) to set-off and compensate and apply any and all deposits, general or special, term or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Secured Party, or to appropriate any other properties or assets at any time held by the Secured Party, to or for the credit of or the account of the Debtor, against and on account of the Obligations, even if any of them are contingent or unmatured.

7.8  Limitation of Liability

The Secured Party shall not be liable or accountable:

     (a) by reason of any entry into or taking possession of all or any of the Secured Property, to account as mortgagee in possession or for anything except actual receipts, or for any loss on realization or any act or omission for which a secured party in possession might be liable; or

     (b) for any failure to exercise its remedies, take possession of, seize, collect, realize, sell, lease or otherwise dispose of or obtain payment for the Secured Property and shall not be bound to institute proceedings for such purposes or for the purpose of preserving any rights, remedies or powers of the Secured Party, the Debtor or any other person in respect of same.

No Secured Party shall by virtue of these presents be deemed to be a mortgagee in possession of the Secured Property. The Debtor releases and discharges the Secured Party and the receiver from every claim of every nature, whether sounding in damages or not, which may arise or be caused to the Debtor or any person claiming through or under the Debtor by reason or as a result of anything done by the Secured Party or any successor or assign claiming through or under the Secured Party or the receiver under the provisions of this Agreement unless such claim be the result of dishonesty, gross neglect or wilful misconduct.

                                    ARTICLE 8
                                     GENERAL

8.1  Expenses

The Debtor shall pay all costs and expenses (including the reasonable fees and disbursements of legal counsel and other advisors) incurred by the Secured Party in connection with the negotiation, preparation and execution of this Agreement and the perfection, protection of and enforcement under this Agreement, advice with respect to this Agreement, and those arising in connection with the realization, disposition, retention, protection or collection of any Secured Property and the protection or enforcement of the rights, remedies and powers of the Secured Party or any receiver and those incurred for perpetual registration of any financing statement registered in connection with the Security Interests. All amounts for which the Debtor is required under this Agreement to reimburse the Secured Party or any receiver shall, from the date of disbursement until the date the Secured Party or the receiver receives reimbursement, be deemed advanced to the Debtor by the Secured Party, shall be deemed to be Obligations secured hereby and shall bear interest at the highest rate per annum charged by the Secured Party on any of the other Obligations.

In particular, the Debtor agrees to indemnify and save the Secured Party harmless from all reasonable legal fees and disbursements incurred by the Secured Party in connection with any enforcement of rights and remedies under this Agreement. This indemnity is independent of and in addition to any right which the Secured Party may have to seek recovery of costs in any litigation which results in respect of this Agreement and is intended to ensure that the Secured Party are fully reimbursed for one-hundred percent (100%) of such fees and disbursements which may be incurred as by it and its legal counsel.

8.2  Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "Notice") shall be in writing and shall be sufficiently given if delivered as provided in the Existing Loan Agreements, with notice to Borrower under the Existing Loan Agreements to suffice as notice to the Debtor.

Any Notice delivered or transmitted to a party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt.

However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any party may, from time to time, change its address by giving Notice to the other party in accordance with the provisions of this Section.

8.3  Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any party, shall be binding unless executed in writing by the party to be bound.

8.4  Enurement

This Agreement shall be binding on the Debtor, and its successors (including any successor by reason of amalgamation), and permitted assigns and enure to the benefit of the Secured Party and their respective successors (including any successor by reason of amalgamation) and assigns.

8.5  Further Assurances

The Debtor shall at all times do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and shall provide such further documents or instruments required by the Secured Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, and for the better granting, transferring, assigning, charging, setting over, assuring, confirming or perfecting the Security Interest and the priority accorded to them by law or under this Agreement.

8.6  Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

The Debtor acknowledges receiving a copy of this Agreement, and further agrees that a carbon, photographic, photostatic or other reproduction of this Agreement or of a financing statement is sufficient as a financing statement.

8.7  Security Interests Effective Immediately

Neither the execution of, nor any filing with respect to, this Agreement shall obligate the Secured Party to make any advance or loan or further advance, or bind the Secured Party to grant or extend any credit to the Debtor, but the Security Interests shall take effect forthwith upon the execution of this Agreement by the Debtor.

8.8  Statutory Waivers

To the fullest extent permitted by law, the Debtor waives all of the rights, benefits and protections given by the provisions of any existing or future statute which imposes limitations upon the powers, rights or remedies of the Secured Party or upon the methods of realization of security, including any seize or sue or anti-deficiency statute or any similar provisions of any other statute.

8.9  Reasonableness

The Debtor acknowledges that the provisions of this Agreement and, in particular, those respecting rights, remedies and powers of the Secured Party and any receiver against the Debtor, its business and any Secured Property upon the occurrence and continuance of an Event of Default, are commercially reasonable and not manifestly unreasonable.

8.10 Discharge

Upon payment and performance by the Debtor of the Obligations, the Secured Party shall upon request in writing by the Debtor deliver up this Agreement to the Debtor and shall at the expense of the Debtor cancel and discharge the Security Interests and execute and deliver to the Debtor such documents as shall be requisite to discharge the Security Interests.

                           [INTENTIONALLY LEFT BLANK]

IN WITNESS OF WHICH the Debtor has duly executed this Agreement.

                                        YOGEN FRUZ CANADA INC.


                                        By: /s/ Illegible
                                            ------------------------------------
                                            Name:
                                            Title:


                                        By: /s/ Illegible
                                            ------------------------------------
                                            Name:
                                            Title:

                                            I/We have authority to bind the
                                            Corporation.

IN WITNESS OF WHICH the Debtor has duly executed this Agreement

                                        YOGEN FRUZ CANADA INC.


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        By: /s/ Gary P. Stevens
                                            ------------------------------------
                                            Name: Gary P. Stevens
                                            Title:
                                            I/We have authority to bind the
                                            Corporation.

                                   SCHEDULE"A"

                                 EXISTING LIENS

--------------------------------------------------------------------------------------------------------------------
      File No.
      Registration No.                                                                     General Collateral
      Registration Date         Debtor(s) Name and   Secured Party(ies)   Collateral       Description (and/or Motor
No.   Registration Period       Address              Name and Address     Classification   Vehicle Description)
--------------------------------------------------------------------------------------------------------------------
 1    615484161                 YOGEN FRUZ           HOLAND LEASING       CAUTION FILING
      20050527 0849 2109 0162   CANADA INC           1995 LTD             CG, MV,          YEAR: 2003
      May 27, 2005              8300 WOODBINE        8525 DECARIE         AS=$35OOO,       MAKE: GMC
      2 years                   MARKHAM ONT          MONTREAL QUE H4P     DM=APR           MODEL: YUKON
                                L3R 9Y7              2J2                  30, 2007         DENALLI
                                                                                           V.I.N.: 1GKEK63U03J164708
--------------------------------------------------------------------------------------------------------------------
 2    613103652                 YOGEN FRUZ           HOLAND LEASING       CAUTION FILING
      20050303 1744 2109 0157   CANADA INC           1995 LTD             CG, MV,          YEAR: 2005
      March 03, 2005            8300 WOODBINE        8525 DECARIE         AS=$120000,      MAKE: PORSCHE
      3 years                   ONTARIO QUE          MTL QUE H4P 2J2      DM=FEB           MODEL: CAYENNE
                                L3R 9Y7                                   28, 2008         V.I.N.: WP1AC29P55LA90631
--------------------------------------------------------------------------------------------------------------------
 3    611890497                 YOGEN FRUZ           HOLAND LEASING       CAUTION FILING
      20050110 1803 2109 0150   CANADA INC           1995 LTD             CG, MV,          YEAR: 2003
      January 10, 2005          8300 WOODBINE        8525 DECARIE         AS=$37000,       MAKE: YUKON
      1 year                    MARKHAM ONT          MONTREAL QUE H4P     DM=DEC           MODEL: DENALLI
                                L3R 9Y7              2J2                  31, 2005         V.I.N.: 1GKEK63U03J164708
--------------------------------------------------------------------------------------------------------------------
 4    606673143                 YOGEN FRUZ           HOLAND LEASING       CAUTION FILING
      20040623 1212 2109 0127   CANADA INC           1995 LTD             CG, MV,          YEAR: 2004
      June 23, 2004             8300 WOODBINE        8525 DECARIE         AS=$250000,      MAKE: BENTLEY
      4 years                   MARKHAM ONT          MONTREAL QUE H4P     DM=JUN           MODEL: CONT GT
                                L3R 9Y7              2J2                  30, 2008         V.I.N.: SCBCR63W54C021536
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
      File No.
      Registration No.                                                                     General Collateral
      Registration Date         Debtor(s) Name and   Secured Party(ies)   Collateral       Description (and/or Motor
No.   Registration Period       Address              Name and Address     Classification   Vehicle Description)
--------------------------------------------------------------------------------------------------------------------
 5    606330207                 YOGEN FRUZ           HOLAND LEASING       CAUTION FILING
      20040610 1515 2109 0125   CANADA INC           1995 LTD             CG, MV,          YEAR: 2004
      June 10, 2004             8300 WOODBINE        8525 DECARIE         AS=$65000,       MAKE: PORSCHE
      3 years                   MARKHAM ONT          MONTREAL QUE H4P     DM=MAY           MODEL: 911
                                L3R 9Y7              2J2                  31, 2006         V.I.N.: WO0AB29974S685250
--------------------------------------------------------------------------------------------------------------------
 6    605854953                 YOGEN FRUZ           HOLAND LEASING       CAUTION FILING
      20040527 1648 2109 0124   CANADA INC           1995 LTD             CG, MV,          YEAR: 2005
      May 27, 2004              8300 WOODBINE        8525 DECARIE         AS=$22000,       MAKE: DODGE
      3 years                   MARKHAM ONT          MONTREAL QUE H4P     DM=MAY           MODEL: CARAVAN
                                L3R 9Y7              2J2                  31, 2007         V.I.N.: 1D4GP25R25B149408
--------------------------------------------------------------------------------------------------------------------
 7    895140684                 YOGEN FRUZ           HOLAND LEASING       CAUTION FILING
      20030606 1451 2109 0079   CANADA INC           1995 LTD             CG, MV,          YEAR: 2003
      June 06, 2003             8300 WOODBINE        8525 DECARIE         AS=$196000,      MAKE: MERCEDES
      4 years                   MARKHAM ONT          MONTREAL QUE H4P     DM=MAY           MODEL: SL55
                                L3R 9Y7              2J2                  31, 2007         V.I.N.: WDBSK74F93F035467
--------------------------------------------------------------------------------------------------------------------
 8    890210664                 YOGEN FRUZ           HOLAND LEASING       CG, MV,
      20021218 1724 2109 0022   CANADA INC           1995 LTD             AS=$193000,
      December 18, 2002         8300 WOODBINE        8525 DECARIE         DM=JUN           YEAR: 2003
      3 years                   MARKHAM ONT          MONTREAL QC H4P      30, 2005         MAKE: MERCEDES
                                L3R 9Y7              2J2                                   MODEL: SL500
                                                                                           V.I.N.: WDBSK75FX3F014593
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
No.   File No.
      Registration No.                                                                     General Collateral
      Registration Date         Debtor(s) Name and   Secured Party(ies)   Collateral       Description (and/or Motor
      Registration Period       Address              Name and Address     Classification   Vehicle Description)
--------------------------------------------------------------------------------------------------------------------
 9    890153838                 YOGEN FRUZ           HOLAND LEASING       CAUTION FILING
      20021217 1424 2109 0013   CANADA               1995 LTD             CG, MV,          YEAR: 2002
      December 17, 2002         8300 WOODBINE        8525 DECARIE         AS=$63000,       MAKE: CHEV
      3 years                   MARKHAM ONT          MONTREAL QUE H4P     DM=DEC 31,2005   MODEL: SUBURBAN K15
                                L3R 9Y7              2J2                                   V.I.N.: 1GNFK16Z42J179230
--------------------------------------------------------------------------------------------------------------------

                               SECURITY AGREEMENT

THIS AGREEMENT is made as of the 31 day of August, 2005.

TO: JPMORGAN CHASE BANK, N.A. for itself with respect to the 2005 Note (as defined below) and in its capacity as agent (together with its permitted successors and assigns in such capacity) for itself in such capacity and on behalf of the Lender from time to time parties to the Existing Loan Agreements (as defined below) (the "Secured Party")

GRANTED BY:   COOLBRANDS INTERNATIONAL INC., a Nova Scotia corporation (the
              "Debtor") having its principal office or place of business at
              Suite 800, 1959 Upper Water Street, Halifax, Nova Scotia B3J 2X2

                                    ARTICLE 1
                                   DEFINITIONS

1.1  Defined Terms

Unless the context otherwise requires or unless otherwise specified, all the terms used in this Agreement without initial capitals which are defined in the Personal Property Security Act (Ontario) (the "PPSA"), have the same meanings in this Agreement as in the PPSA.

1.2  Definitions

Wherever used in this Agreement, the following words and terms have the meanings set out below:

     "2005 Note" means the promissory note executed by the Borrower in the principal amount of USD$40,000,000 dated March 25, 2005, as amended.

     "Account Debtor" means any Person who becomes obligated to the Debtor under, with respect to, or on account of, an Account Receivable.

     "Accounts Receivable" means all "accounts," as such term is defined in the PPSA, now or in the future owned by the Debtor, and includes without limitation, all accounts receivable, other receivables, book debts, claims and other forms of monetary obligation now or in the future owned, received or acquired by, or belonging or owing to, the Debtor, whether arising out of goods sold or services rendered by it, or from any other transaction, and "Account Receivable" means any one of them.

     "ACH Exposure" means indebtedness of the Debtor to the Lenders on account of automatic clearing house direct deposit payroll transactions.

     "Borrower" means Integrated Brands, Inc., a New Jersey corporation.

     "Business Day" means any day, other than a Saturday or Sunday, on which banks in New York City are open for commercial banking business during normal banking hours and interbank wire transfers can be made on the Fedwire system.

     "Capital Lease" means a lease which has been or should be, in accordance with GAAP, capitalized on the books of the lessee.

     "Chattel Paper" means all or any part of any present or future interest of the Debtor in chattel paper.

     "Contracts" means any contracts, agreements, indentures, licences, permits, quotas, commitments, entitlements, engagements or other arrangements, whether written or unwritten, to which the Debtor is now or subsequently a party or has a benefit, right, or in which the Debtor now or subsequently has an interest.

     "Debt" means, as to any Person, all (i) indebtedness or liability of such Person for borrowed money; (ii) indebtedness of such Person for the deferred purchase price of property or services (including trade obligations); (iii) obligations of such Person as a lessee under Capital Leases; (iv) current liabilities of such Person in respect of unfunded vested benefits under any Plan (as defined in the 2005 Note) except for (and to the extent of) any obligations of such Person which have been bonded by a surety which is acceptable to the Lender (provided that nothing herein shall exclude from this definition any obligations of any such Person to such surety); (v) obligations of such Person in respect of letters of credit issued for the account of such Person; (vi) obligations of such Person arising under acceptance facilities; (vii) guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any other Person, or otherwise to assure a creditor against loss; (viii) obligations secured by any Lien on property owned by such Person whether or not the obligations have been assumed; (ix) liabilities of such Person under interest rate protection agreements; (x) liabilities of such Person under any preferred stock or other preferred equity instrument which, at the option of the holder or upon the occurrence of one or more events, is redeemable by such holder, or which, at the option of such holder is convertible into Debt; (xi) indebtedness of any partnership of which such Person is a general partner; and (xii) all other liabilities recorded as such, or which should be recorded as such, on such Person's financial statements in accordance with GAAP.

     "Documents of Title" means all or any part of any documents of title, whether negotiable or non-negotiable, including, without limitation, all warehouse receipts and bills of lading, in which the Debtor now or subsequently has an interest.

     "Equipment" means all goods in which the Debtor now or subsequently has an interest (including, without limitation, all tools, apparatus, fixtures, plant, machinery and furniture) other than Inventory or consumer goods and any part of such Inventory or consumer goods.

     "Existing Credit Facilities" means the 2005 Note and the Existing Loan Agreements.

     "Existing Loan Agreements" means (i) a loan agreement dated as of December 23, 1994, as amended through the date hereof; and (ii) a loan agreement dated as of September 20, 2000, as amended through the date hereof, in each case among the Borrower, certain of the Group One Guarantors (as defined therein) and the Lender.

     "Guaranties" means, collectively, the General Guaranties executed by each of Kayla Foods Int'l (Barbados) Inc. ("Kayla") and Coolbrands International Inc. ("Coolbrands") each dated September 20, 2000, and the Guaranties of Payment executed by Kayla and Coolbrands, each dated March 25, 2005 (collectively, the "Foreign Entity Guaranties") and the General Guaranty executed by certain of the Group One Guarantors and other guarantors dated September 20, 2000, which General Guaranty was subsequently joined in by Coolbrands Dairy, Inc. pursuant to a separate agreement (the "All Other Guarantors Guaranty"); and the Guaranty of Payment executed by the Group One Guarantors and the Other Guaranty Parties dated March 25, 2005 (the "2005 US Entity Guaranty"), and the Guaranty of Payment dated the date of this Security Agreement (the "Yogen Guaranty" and, together with the Foreign Entity Guaranties, the All Other Guarantors Guaranty and the 2005 US Entity Guaranty, the "Guaranties").

     "Instruments" means all or any part of any letters of credit and other instruments in which the Debtor now or subsequently has an interest.

     "Intangibles" means all intangible property of whatever kind in which the Debtor now or subsequently has an interest, including, without limitation, all of the Debtor's rights under Contracts, Intellectual Property Rights, Technical Information, and permits.

     "Intellectual Property Rights" means all trade-marks, trade-names, brands, trade dress, business names, uniform resource locators ("URL"), domain names, tag lines, designs, graphics, logos and other commercial symbols and indicia of origin, goodwill, patents and inventions, copyrights, industrial designs, and other intellectual property rights, whether registered or not or the subject of a pending application for registration, owned by or licensed to the Debtor.

     "Inventory" means all inventory (as defined in the PPSA), including without limitation, raw materials, works-in-progress, finished goods and by-products, spare parts, operating supplies, packing, shipping and packaging materials of or relating to the business of the Debtor.

     "Liens" means any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever, including, without limitation, any conditional sale or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the PPSA or comparable law of any jurisdiction to evidence any of the foregoing.

     "Money" means all or any part of any money in which the Debtor now or subsequently has an interest.

     "Obligations" has the meaning specified in Section 3.1.

     "Permitted Encumbrances" means:

     (a) Liens imposed by law for taxes that are not yet due or are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained;

     (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days;

     (c) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, employment insurance and other social security laws or regulations;

     (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case, in the ordinary course of business of the Debtor;

     (e) judgment liens in respect of judgments that do not constitute an Event of Default under Section 6.1;

     (f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Debtor;

     (g) any Lien on any property or asset of the Debtor existing on the date hereof and set forth in Schedule "A"; provided that (i) such Lien shall not apply to any other property or asset of the Debtor and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

     (h) purchase money Liens on any Equipment acquired or held by the Debtor in the ordinary course of business to secure the purchase price of such Equipment or to secure Debt incurred solely for the purpose of financing the acquisition of such Equipment, or Liens existing on such Equipment at the time of its acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided, however, that no such Lien shall extend to or cover any property of any character other than the Equipment being acquired, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed or replaced; and

     (i) Liens in favour of the Secured Party created pursuant to this Agreement;

     provided that the term "Permitted Encumbrances" shall not include any Lien securing Debt, other than Liens in favour of the Secured Party and that none of the foregoing shall be permitted if the same is prohibited under
     Section 5.02(b) of either of the Existing Credit Facilities or Section 17 of the 2005 Guaranty.

     "Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and where the context requires, any of them when they are acting as trustee, executor, administrator or other legal representative.

     "Places of Business" means the Debtor's places of business specified in
     Section 4.1(d), and "Place of Business" means any one of them.

     "Proceeds" means all proceeds and personal property in any form derived directly or indirectly from any dealing with all or any part of the Secured Property and any insurance or payment that indemnifies or compensates for such property lost, damaged or destroyed, and proceeds of proceeds and any part of any such proceeds.

     "Secured Property" means all of the Debtor's personal property, now owned or subsequently acquired, including, without limitation, all Accounts Receivable, Chattel Paper, Contracts, Documents of Title, Equipment, Intangibles, Instruments, Inventory, Money, Securities and Proceeds, together with all increases, additions and accessions to any of them, and all substitutions or any replacements of any of them.

     "Securities" means all or any part of any shares, limited partnership units, trust units, stock, warrants, bonds, debentures, debenture stock and other security in which the Debtor now or subsequently has an interest.

     "Security Interest" means the security interest granted under Section 2.1.

     "Technical Information" means all know-how and information owned by or licensed to the Debtor, confidential or otherwise, including, without limitation, and any information of a scientific, technical, financial or business nature regardless of its form.

1.3  Certain Rules of Interpretation

In this Agreement:

     (a) Governing Law. This Agreement is a contract made under and shall be governed by and construed in accordance with the law of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     (b) Headings. Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

     (c) Including. Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation."

     (d) No Strict Construction. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

     (e) Number and Gender. Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

     (f) Severability. If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

     (g) Statutory references. A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements, supersedes or succeeds any such statute or any such regulation.

     (h) Time. Time is of the essence in the performance of the parties' respective obligations.

     (i) References to Agreements. The term "this Agreement" refers to this agreement including all schedules, amendments, supplements, extensions, renewals, replacements, novations or restatements from time to time, in each case as permitted, and references to "Articles" or "Sections" means the specified Articles or Sections of this Agreement.

     (j) Paramountcy. If there is a conflict, inconsistency, ambiguity or difference between any provision of this Agreement and either the 2005 Note or the Existing Loan Agreements, the provisions of the 2005 Note or the Existing Loan Agreements, as applicable, shall prevail, and such provision of this Agreement shall be amended to the extent only to eliminate any such conflict, inconsistency, ambiguity or difference. Any right or remedy in this Agreement which may be in addition to the rights and remedies contained in the 2005 Note and the Existing Loan Agreements shall not constitute a conflict, inconsistency, ambiguity or difference.

1.4  Entire Agreement

This Agreement, the 2005 Note and the Existing Loan Agreements and the agreements and other documents required to be delivered pursuant to this Agreement, the 2005 Note and the Existing Loan Agreements, constitute the entire agreement between the parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, the 2005 Note and the Existing Loan Agreements and any document required to be delivered pursuant to this Agreement.

                                    ARTICLE 2
                               SECURITY INTERESTS

2.1  Security Interest

As continuing security for the repayment and the performance of each of the Obligations of the Debtor to the Secured Party, subject to Sections 2.4, 2.5 and 2.6, the Debtor grants to the Secured Party, a continuing, specific and fixed security interest in all of the Debtor's Secured Property of every nature and kind, now owned or subsequently acquired and at any time and from time to time existing or in which the Debtor has or acquires an interest, wherever situate, including, without limitation, all of the Secured Property.

2.2  Fixed Nature of Security Interests

The Security Interest is intended to operate as a fixed and specific charge of all of the Secured Property presently existing, and with respect to all future Secured Property, to operate as a fixed and specific charge of such future Secured Property.

2.3  Attachment

The Debtor acknowledges that value has been given and that it has rights in the Secured Property. The Security Interest is intended to attach, as to all of the Secured Property, upon the execution by the Debtor of this Agreement.

2.4  Leases

The last day of any term for lease or sublease of any real property reserved by any lease, written or unwritten, or any agreement to lease, now held or subsequently acquired by the Debtor is excepted out of the Security Interests. As further security for the payment of the Obligations, the Debtor agrees that it will stand possessed of the reversion of such last day of the term and shall hold it in trust for the Secured Party for the purpose of this Agreement. After the occurrence and continuance of an Event of Default which is continuing, the Debtor shall assign and dispose of the same in such manner as the Secured Party may from time to time direct in writing without cost or expense to the Secured Party. Upon any sale, assignment, sublease or other disposition of such lease or agreement to lease, the Secured Party shall, for the purpose of vesting the residue of any such term in any purchaser, sublessee or such other acquirer of the lease, agreement to lease or any interest in any of them, be entitled by deed or other written instrument to assign to such other person, the residue of any such term in place of the Debtor and to vest the residue freed and discharged from any obligation whatsoever respecting the same.

2.5  Consent

Nothing in this Agreement shall constitute an assignment or attempted assignment of any Contract which by its provisions or by law is not assignable or which requires the consent of a third party to its assignment unless such consent has been obtained. In each such case, during the occurrence and continuance of an Event of Default, the Debtor shall, unless the Secured Party otherwise agrees in writing, promptly, upon written request by the Secured Party, attempt to obtain the consent of any necessary third party to its assignment under this Agreement and to its further assignment by the Secured Party to any third party as a result of the exercise by the Secured Party of remedies after demand. Upon such consent being obtained or waived, this Agreement shall apply to the applicable Contract without regard to this section and without the necessity of any further assurance to effect such assignment. Unless and until the consent to assignment is obtained as provided above, the Debtor shall, to the extent it may do so at law or pursuant to the provisions of the Contract or interest in question hold all benefit to be derived from such Contracts in trust for the Secured Party (including, without limitation, the Debtor's beneficial interest in any Contract which may be held in trust for the Debtor by a third party), as additional security for payment of Obligations and shall deliver up all such benefit to the Secured Party, promptly upon demand by the Secured Party.

2.6  Other Matters

     (a) Until the Security Interest is enforceable, the grant of the Security Interest in the Intellectual Property Rights does not affect in any way the Debtor's rights to commercially exploit the Intellectual Property Rights, defend such rights, enforce the Debtor's rights in such rights or with respect to it against third parties in any court or claim and be entitled to receive any damages with respect to any infringement of such rights.

     (b)  The Security Interest does not extend to consumer goods.

                                    ARTICLE 3
                              OBLIGATIONS SECURED

3.1  Obligations

The Secured Property constitutes and will constitute continuing security for the following obligations (the "Obligations") of the Debtor to the Secured Party:

     (a) the due and punctual payment of all sums becoming payable from the Debtor under or in connection with (i) this Agreement, (ii) the Existing Loan Agreements and the "Loan Documents" as defined in each of the Existing Loan Agreements, and (iii) the 2005 Note and the Other Loan Documents (as defined in the 2005 Note; the documents described in the foregoing clauses (i), (ii) and (iii) hereof being collectively referred to herein as the "Loan Documents"), including without limitation, (x) the principal of and premium, if any, and interest accruing (including, without limitation, during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the 2005 Note and the obligations arising under the Existing Loan Agreements, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise and (y) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Debtor under any of the Existing Credit Facilities, the Guaranties or the other Loan Documents;

     (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Debtor under or pursuant to each of the Existing Credit Facilities, the Guaranties or the other Loan Documents (including this Agreement); and

     (c) the payment of all damages (whether provided for in the 2005 Note, the Existing Loan Agreements, the Guaranties or the other Loan Documents or otherwise permitted by law) in respect of a failure or refusal by the Debtor to pay or perform as required under the 2005 Note, the Existing Loan Agreements, the Guaranties or the other Loan Documents.

                                    ARTICLE 4
               DEBTOR'S REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1  Representations and Warranties

The Debtor represents and warrants to the Secured Party the matters set out below:

     (a) Authority. The Debtor has all necessary corporate power, authority, and capacity to enter into and carry out its obligations under this Agreement and to grant the Security Interest.

     (b) Ownership of Secured Property Free of Charges. The Debtor is the owner of or has rights in the Secured Property free and clear of all Liens whatsoever other than the Permitted Encumbrances.

     (c) No Other Corporate Names or Styles. The Debtor does not carry on business under or use any name or style other than the name(s) specified in this Agreement including, without limitation, any names in the French language.

     (d) Place of Business of Debtor. The following is/are the Debtor's Place(s) of Business:

               Suite 800, 1959 Upper Water Street, Halifax, Nova Scotia B3J 2X2

          and the Debtor's chief executive office is located at

               4175 Veteran's Highway, 3rd Floor, Ronkonkoma, New York, USA
               11779

     (e) Reliance and Survival. All representations and warranties of the Debtor made in this Agreement or in any certificate or other document delivered by or on behalf of the Debtor to or for the benefit of the Secured Party are material, shall survive and shall not merge upon the execution and delivery of this Agreement and shall continue in full force and effect. The Secured Party shall be deemed to have relied upon such representations and warranties notwithstanding any investigation made by or on behalf of the Secured Party at any time.

4.2  Covenants

Unless compliance with the following covenants is waived by the Secured Party in writing or unless non-compliance with any such covenants is otherwise consented to by the Secured Party in writing, the Debtor covenants and agrees that:

     (a) Notification to Secured Party. The Debtor shall promptly notify the Secured Party of all loss or damage to or loss of possession of all or any material part of the Secured Property other than by disposition in accordance with the terms of this Agreement.

     (b) Protection of Security. The Debtor shall, at its own cost and expense, take any and all actions necessary to defend title to the Secured Property against all Persons and to defend the Security Interest of the Secured Party in the Secured Property and the priority thereof against any Lien not expressly permitted under this Agreement.

     (c) No Accessions or Fixtures. The Debtor shall prevent the Secured Property from becoming an accession to any property other than the Secured Property or from becoming a fixture unless the Security Interests rank prior to the interests of all other persons in the real property.

     (d) Legend. Promptly after a request therefor from the Secured Party following an Event of Default, the Debtor shall legend, in form and manner reasonably satisfactory to the Secured Party, its Accounts Receivable and its books, records and documents evidencing or pertaining thereto with an appropriate reference to the fact that such Accounts Receivable have been collaterally assigned to the Secured Party and that the Secured Party has a security interest therein.

     (e) Encumbrances. The Debtor shall not create, incur, assume, permit or suffer to exist any Lien, on or with respect to any of the Secured Property, except for Permitted Encumbrances.

     (f) Inspection and Verification. The Debtor will keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. Subject to applicable law, the Secured Party and such Persons as the Secured Party may designate shall have the right, at the Debtor's cost and expense, upon reasonable notice to the Debtor and during normal business hours, to inspect the Secured Property, all records related thereto (and to make extracts and copies from such records) and the premises upon which any of the Secured Property is located, to discuss the affairs of the Debtor with its respective officers and independent accountants and to verify under reasonable procedures the validity, amount, quality, quantity, value, condition and status of, or any other matter relating to, the Secured Property, including, in the case of Accounts Receivable or Secured Property in the possession of any third party, by contacting Account Debtors in the event of and during the continuance of an Event of Default or the third party possessing such Secured Property for the purpose of making such a verification. The Secured Party shall have the absolute right to share any information it gains from such inspection or verification with any Secured Party.

     (g) Risk and Insurance. The Debtor bears the sole risk of any loss, damage, destruction or confiscation of or to the Secured Property during the Debtor's possession of the Secured Property or otherwise. The Debtor shall maintain insurance on all of the Secured Property with financially sound and reputable insurers including, without limitation, all-risk property insurance, comprehensive general liability insurance and business interruption insurance and with such coverage and against such loss or damage to the full insurable value of such property with the Secured Party as a named insured and with loss payable to the Secured Party as its interest may appear. If the Debtor fails to so insure, the Secured Party may insure the Secured Property and the premiums for such insurance shall be added to the balance of the Obligations secured under this Agreement as they exist at the date of the payment of such premium by the Secured Party.

     (h) Changes and Other Names. The Debtor shall not, unless 30 days' prior written notice is provided to the Secured Party (i) change its name as it appears in official filings in the jurisdiction of its organization; or (ii) change its chief executive office, principal place of business, domicile (within the meaning of the Civil Code of Quebec), corporate offices or warehouses or locations at which Secured Property is held or stored, or the location of its Books and Records.

     (i) No Affecting the Security. It shall not do, permit or suffer to be done anything to adversely affect the ranking or validity of the Security.

     (j) Further Assurances. (a) The Debtor agrees, at its own expense, (i) to execute, acknowledge, deliver and cause to be duly filed all such further instruments and documents and take all such actions as the Secured Party may from time to time reasonably request to preserve, protect and perfect the Security Interest and the rights and remedies created hereby, including the payment of any fees and taxes required in connection with the execution and delivery of this Agreement, the granting of the Security Interest and the filing of any financing statements (including fixture filings), filings in the Canadian Intellectual Property Office or other documents in connection herewith or therewith. If any amount payable under or in connection with any of the Secured Property shall be or become evidenced by any promissory note or other instrument, such note or instrument shall be forthwith pledged and delivered to the Secured Party, duly endorsed in a manner satisfactory to the Secured Party.

                                    ARTICLE 5
                                  RIGHT TO DEAL

5.1  Debtor's Rights before Event of Default

Until the occurrence and continuance of an Event of Default and subject to the terms of this Agreement, the Debtor is entitled to deal with the Secured Property in the ordinary course of business, provided that, that no such action shall be taken which would impair the effectiveness of the Security Interests created by this Agreement or the value of the Secured Property or which would be inconsistent with or violate the provisions of this Agreement or any other written agreement between the Secured Party and the Debtor.

5.2  Securities

Until the occurrence and continuance of an Event of Default and subject to the terms of this Agreement, the Debtor is entitled to receive dividends or other distributions, vote the Securities and give consents, waivers and ratifications in respect of the Securities, provided that, that no such action shall be taken which would impair the effectiveness of the Security Interests or the value of the Securities or which would be inconsistent with or violate the provisions of this Agreement or any other written agreement between the Secured Party and the Debtor.

5.3  Transfer of Ownership

The Secured Party may, at its sole and unfettered discretion, require the Debtor to transfer registered ownership of the Securities to the Secured Party, the Secured Party's agent or a nominee of the Secured Party. Notwithstanding such transfer, prior to the occurrence and continuance of an Event of Default, Sections 5.1 and 5.2 shall continue to apply and upon such transfer the Secured Party shall provide the Debtor with such proxies and other written authorizations as may reasonably be requested by the Debtor to enable the Debtor to exercise the rights and take the actions described in Sections 5.1 and 5.2.

                                    ARTICLE 6
                                     DEFAULT

6.1  Default

The Debtor shall be in default under this Agreement upon the occurrence and during the continuance of an "Event of Default" under the 2005 Note or any of the Existing Loan Agreements, or upon any event of default or default beyond applicable periods of notice and grace under this Agreement, any of the Existing Credit Facilities, any of the Guaranties, or any of the other Loan Documents, or with respect to any ACH Exposure (such "Events of Default," events of default and defaults being the "Events of Default").

6.1  Demand Obligations

The fact that this Agreement provides for Events of Default and rights of acceleration shall not derogate from the nature of any Obligation which is payable on demand.

                                    ARTICLE 7
                                    REMEDIES

7.1  Secured Party's Rights and Remedies

Upon the occurrence and during the continuance of an Event of Default, all of the Obligations shall, at the Secured Party's option, become immediately due and payable and the Secured Party may, in its discretion, proceed to enforce payment and performance of the Obligations and to exercise any or all of the rights and remedies contained in this Agreement, (including, without limitation, the signification and collection of the Debtor's Accounts Receivable), or otherwise afforded by law, in equity or otherwise. The Secured Party shall have the right to enforce one or more remedies successively or concurrently in accordance with applicable law and the Secured Party expressly retains all rights and remedies not inconsistent with the provisions in this Agreement including all the rights it may have under the PPSA. Without limitation, the Secured Party may, upon the occurrence and during the continuance of any Event of Default and to the extent permitted by applicable law:

     (a) Appointment of Receiver. Appoint by instrument in writing a receiver (which term shall include a receiver and manager or agent) of the Debtor and of all or any part of the Secured Property and remove or replace such receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a receiver. Any such receiver appointed by the Secured Party, with respect to responsibility for its acts, shall, to the extent permitted by applicable law, be deemed the agent of the Debtor and not of the Secured Party. Where the "Secured Party" is referred to in this Article the reference includes, where the context permits, any receiver so appointed and the officers, employees, servants or agents of such receiver.

     (b) Enter and Repossess. Immediately and without notice enter the Debtor's premises and repossess, disable or remove the Secured Property.

     (c) Retain the Secured Property. Retain and administer the Secured Property in the Secured Party's sole and unfettered discretion.

     (d) Dispose of the Secured Property. Dispose of any Secured Property by public auction, private tender or private contract with or without notice, advertising or any other formality, all of which are waived by the Debtor to the extent permitted by law. The Secured Party may, to the extent permitted by law, at its discretion, establish the terms of such disposition, including, without limitation, terms and conditions as to credit, upset, reserve bid or price. All payments made pursuant to such dispositions shall be credited against the Obligations only as they are actually received. The Secured Party may, to the extent permitted by law, enter into, rescind or vary any contract for the disposition of any Secured Property and may dispose of any Secured Property again without being answerable for any related loss. Any such disposition may take place whether or not the Secured Party has taken possession of the Secured Property.

     (e)  Foreclosure. Foreclose upon the Secured Property.

     (f) Power of Attorney. Upon the occurrence, and during the continuance of, an Event of Default, the Debtor constitutes and appoints the Secured Party from time to time, or any receiver appointed of the Debtor as provided for in this Agreement, the true and lawful attorney of the Debtor irrevocably with full power of substitution to do, make and execute all such lawful documents, acts, matters or things with the right to use the name of the Debtor whenever and wherever it may be deemed necessary or expedient in connection with the exercise of its rights and remedies set forth in this Agreement. Without limitation, the Secured Party or its agent is authorized to sign any financing statements and similar forms which may be necessary or desirable to perfect the Security Interest in any jurisdiction on behalf of the Debtor. The Debtor declares that the irrevocable power of attorney granted in this Agreement, being coupled with an interest, is given for valuable consideration.

     (g)  Securities.

          (i) Disposal. Without limiting the generality of Section 7.1(d), the Debtor acknowledges that when disposing of any Securities, the Secured Party may be unable to effect a public sale of any or all of the Securities, or to sell any or all of the securities as a control block sale at more than a stated premium to the "market price" of any shares, stock, instruments, warrants, bonds, debenture stock and other securities forming part of the Securities, by reason of certain prohibitions contained in the Securities Act (Ontario) and applicable laws of other jurisdictions, but may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such Securities as principal and to comply with other resale restrictions provided for in the Securities Act (Ontario) and other applicable laws. The Debtor acknowledges and agrees that any such private sale may result in prices and other terms less favourable to the seller than if such sale were a public sale or a control block sale and, notwithstanding such circumstances, agrees that any such private sale shall not be deemed to have been made in a commercially unreasonable manner solely by reason of its being a private sale. The Secured Party shall be under no obligation to delay a sale of any of the Securities for the period of time necessary to permit the issuer of such securities to qualify such Securities for public sale under the Securities Act (Ontario) or under applicable securities laws of other jurisdictions, even if the issuer would agree to do so, or to permit a prospective purchaser to make a formal offer to all or substantially all holders of any class of securities forming any part of the Securities.

          (ii) Exercise of Rights. Upon the occurrence, and during the continuance of, an Event of Default, the Secured Party may elect by written notice to the Debtor and to an officer of the issuer of the Securities, that all or part of the rights of the Debtor in the Securities including, without limitation, the right to vote, give consents, waivers or ratifications and take other actions and receive dividends or other distributions, shall cease, and upon such election all such rights shall become vested in the Secured Party or as it may direct.

          (iii) Registration. Require that the Securities be registered in the name of the Secured Party or as it may direct and the Secured Party may then, without notice, exercise any and all voting and corporate rights at any meeting of the issuers thereof and exercise any and all rights, privileges or options pertaining to the Securities as if it were the absolute owner, including without limitation, the right to exchange at its discretion, any and all of the Securities upon the issuer's amalgamation, merger, consolidation, reorganization, recapitalization or other readjustment or upon the issuer's exercise of any right, privilege or option pertaining to any of the Securities and to deposit and deliver any and all of the Secured Property with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine.

     (h) Collection of Accounts Receivable. Upon the occurrence, and during the continuance of, an Event of Default, the Secured Party on its own account or through a receiver, receiver-manager or agent and whether alone or in conjunction with the exercise of all or any other remedies contemplated by this Agreement, shall have the right, at any time, to notify and direct Account Debtors to make all payments whatever to the Secured Party and the Secured Party shall have the right, at any time, to hold all amounts acquired from any Account Debtors and any Proceeds as part of the Secured Property. Upon such occurrence and during such continuance, any payments received by the Debtor shall be held by the Debtor in trust for the Secured Party in the same medium in which received, shall not be commingled with any assets of the Debtor and shall, at the request of the Secured Party be turned over to the Secured Party not later than the next business day following the day of their receipt.

     (i) Carry on Business. Carry on or concur in the carrying on of all or any part of the business of the Debtor and may, in any event, to the exclusion of all others, including the Debtor, enter upon, occupy and use all premises of or occupied or used by the Debtor and use any of the personal property (which shall include fixtures) of the Debtor for such time and such purposes as the Secured Party sees fit. The Secured Party shall not be liable to the Debtor for any neglect in so doing or in respect of any related rent, costs, charges, depreciation or damages.

     (j) Payment of Encumbrances. Pay any encumbrance, lien, claim, tax, assessment fee or charge that may exist or be threatened against the Secured Property, and any amount so paid together with costs, charges and expenses incurred shall be added to the Obligations.

     (k) Payment of Deficiency. If the proceeds of realization are insufficient to pay all monetary Obligations, the Debtor shall forthwith pay or cause to be paid to the Secured Party any deficiency and the Secured Party may sue the Debtor to collect the amount of such deficiency.

     (l) Dealing with Secured Property. Subject to applicable law, seize, collect, realize, borrow money on the security of, release to third parties, sell (by way of public or private sale), lease or otherwise deal with the Secured Property in such manner, upon such terms and conditions, at such time or times and place or places and for such consideration as may seem to the Secured Party advisable and without notice to the Debtor. The Secured Party may charge on its own behalf and pay to others sums for expenses incurred and for services rendered (expressly including without limitation, legal, consulting, broker, management, receivership and accounting fees) in or in connection with seizing, collecting, realizing, borrowing on the security of, selling or obtaining payment of the Secured Property and may add all such sums to the Obligations.

7.2  Assemble the Secured Property

To assist the Secured Party in the implementation of such rights and remedies, the Debtor will, at its own risk and expense and immediately upon the Secured Party's request, assemble and prepare for removal such items of the Secured Property as are selected by the Secured Party as shall, in the Secured Party's sole judgment, have a value sufficient to cover all the Obligations.

7.3  Allocation of proceeds

All monies collected or received by the Secured Party in respect of the Secured Property may be held by the Secured Party and may be applied on account of such parts of the Obligations at the sole discretion of the Secured Party.

7.4  Waivers and Extensions

The Secured Party may waive default or any breach by the Debtor of any of the provisions contained in this Agreement. No waiver shall extend to a subsequent breach or default, whether or not the same as or similar to the breach or default waived and no act or omission of the Secured Party shall extend to or be taken in any manner whatsoever to affect any subsequent breach or default of the Debtor or the rights of the Secured Party resulting therefrom. Any such waiver must be in writing and signed by the Secured Party to be effective.

The Secured Party may also grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges, release the Secured Property to third parties and otherwise deal with the Debtor's guarantors or sureties and others and with the Secured Property and other securities as the Secured Party may see fit without prejudice to the liability of the Debtor to the Secured Party, or the Secured Party's rights, remedies and powers under this Agreement. No extension of time, forbearance, indulgence or other accommodation now, heretofore or hereafter given by the Secured Party to the Debtor shall operate as a waiver, alteration or amendment of the rights of the Secured Party or otherwise preclude the Secured Party from enforcing such rights.

7.5  Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Secured Party under this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or equity; and any single or partial exercise by the Secured Party of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement shall not be deemed to be a waiver of, or to alter, affect or prejudice, any other right or remedy to which the Secured Party may be lawfully entitled for such default or breach. Any waiver by the Secured Party of the strict observance, performance or compliance with any term, covenant, condition or other matter contained in this Agreement and any indulgence granted, either expressly or by course of conduct by the Secured Party shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any right or remedy of the Secured Party under this Agreement as a result of any other default or breach under this Agreement.

7.6  Effect of Possession or Receiver

As soon as the Secured Party takes possession of any Secured Property or appoints a receiver, all powers, functions, rights and privileges of the Debtor with respect to the Secured Property shall cease, unless specifically continued by the written consent of the Secured Party or the receiver.

7.7  Set-off or Compensation

In addition to and not in limitation of any rights granted now or after the date of this Agreement at law, upon the occurrence and during the continuance of an Event of Default, the Secured Party may at any time and from time to time without notice to the Debtor (it being expressly waived by the Debtor) to set-off and compensate and apply any and all deposits, general or special, term or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Secured Party, or to appropriate any other properties or assets at any time held by the Secured Party, to or for the credit of or the account of the Debtor, against and on account of the Obligations, even if any of them are contingent or unmatured.

7.8  Limitation of Liability

The Secured Party shall not be liable or accountable:

     (a) by reason of any entry into or taking possession of all or any of the Secured Property, to account as mortgagee in possession or for anything except actual receipts, or for any loss on realization or any act or omission for which a secured party in possession might be liable; or

     (b) for any failure to exercise its remedies, take possession of, seize, collect, realize, sell, lease or otherwise dispose of or obtain payment for the Secured Property and shall not be bound to institute proceedings for such purposes or for the purpose of preserving any rights, remedies or powers of the Secured Party, the Debtor or any other person in respect of same.

No Secured Party shall by virtue of these presents be deemed to be a mortgagee in possession of the Secured Property. The Debtor releases and discharges the Secured Party and the receiver from every claim of every nature, whether sounding in damages or not, which may arise or be caused to the Debtor or any person claiming through or under the Debtor by reason or as a result of anything done by the Secured Party or any successor or assign claiming through or under the Secured Party or the receiver under the provisions of this Agreement unless such claim be the result of dishonesty, gross neglect or wilful misconduct.

                                    ARTICLE 8
                                     GENERAL

8.1  Expenses

The Debtor shall pay all costs and expenses (including the reasonable fees and disbursements of legal counsel and other advisors) incurred by the Secured Party in connection with the negotiation, preparation and execution of this Agreement and the perfection, protection of and enforcement under this Agreement, advice with respect to this Agreement, and those arising in connection with the realization, disposition, retention, protection or collection of any Secured Property and the protection or enforcement of the rights, remedies and powers of the Secured Party or any receiver and those incurred for perpetual registration of any financing statement registered in connection with the Security Interests. All amounts for which the Debtor is required under this Agreement to reimburse the Secured Party or any receiver shall, from the date of disbursement until the date the Secured Party or the receiver receives reimbursement, be deemed advanced to the Debtor by the Secured Party, shall be deemed to be Obligations secured hereby and shall bear interest at the highest rate per annum charged by the Secured Party on any of the other Obligations.

In particular, the Debtor agrees to indemnify and save the Secured Party harmless from all reasonable legal fees and disbursements incurred by the Secured Party in connection with any enforcement of rights and remedies under this Agreement. This indemnity is independent of and in addition to any right which the Secured Party may have to seek recovery of costs in any litigation which results in respect of this Agreement and is intended to ensure that the Secured Party are fully reimbursed for one-hundred percent (100%) of such fees and disbursements which may be incurred as by it and its legal counsel.

8.2  Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "Notice") shall be in writing and shall be sufficiently given if delivered as provided in the Existing Loan Agreements, with notice to Borrower under the Existing Loan Agreements to suffice as notice to the Debtor.

Any Notice delivered or transmitted to a party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt.

However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any party may, from time to time, change its address by giving Notice to the other party in accordance with the provisions of this Section.

8.3  Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any party, shall be binding unless executed in writing by the party to be bound.

8.4  Enurement

This Agreement shall be binding on the Debtor, and its successors (including any successor by reason of amalgamation), and permitted assigns and enure to the benefit of the Secured Party and their respective successors (including any successor by reason of amalgamation) and assigns.

8.5  Further Assurances

The Debtor shall at all times do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and shall provide such further documents or instruments required by the Secured Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, and for the better granting, transferring, assigning, charging, setting over, assuring, confirming or perfecting the Security Interest and the priority accorded to them by law or under this Agreement.

8.6  Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

The Debtor acknowledges receiving a copy of this Agreement, and further agrees that a carbon, photographic, photostatic or other reproduction of this Agreement or of a financing statement is sufficient as a financing statement.

8.7  Security Interests Effective Immediately

Neither the execution of, nor any filing with respect to, this Agreement shall obligate the Secured Party to make any advance or loan or further advance, or bind the Secured Party to grant or extend any credit to the Debtor, but the Security Interests shall take effect forthwith upon the execution of this Agreement by the Debtor.

8.8  Statutory Waivers

To the fullest extent permitted by law, the Debtor waives all of the rights, benefits and protections given by the provisions of any existing or future statute which imposes limitations upon the powers, rights or remedies of the Secured Party or upon the methods of realization of security, including any seize or sue or anti-deficiency statute or any similar provisions of any other statute.

8.9  Reasonableness

The Debtor acknowledges that the provisions of this Agreement and, in particular, those respecting rights, remedies and powers of the Secured Party and any receiver against the Debtor, its business and any Secured Property upon the occurrence and continuance of an Event of Default, are commercially reasonable and not manifestly unreasonable.

8.10 Discharge

Upon payment and performance by the Debtor of the Obligations, the Secured Party shall upon request in writing by the Debtor deliver up this Agreement to the Debtor and shall at the expense of the Debtor cancel and discharge the Security Interests and execute and deliver to the Debtor such documents as shall be requisite to discharge the Security Interests.

                           [INTENTIONALLY LEFT BLANK]

     IN WITNESS OF WHICH the Debtor has duly executed this Agreement.

                                COOLBRANDS INTERNATIONAL INC.


                                By: [SIGNATURE ILLEGIBLE]
                                    --------------------------------------------
                                    Name:
                                    Title:


                                By: [SIGNATURE ILLEGIBLE]
                                    --------------------------------------------
                                    Name:
                                    Title:
                                    I/We have authority to bind the Corporation.

     IN WITNESS OF WHICH the Debtor has duly executed this Agreement.

                                COOLBRANDS INTERNATIONAL INC.


                                By:
                                    --------------------------------------------
                                    Name:
                                    Title:


                                By: Gary P. Stevens
                                    --------------------------------------------
                                    Name: Gary P. Stevens
                                    Title: CFO
                                    I/We have authority to bind the Corporation.

                                  SCHEDULE "A"

                                 EXISTING LIENS

                                      Nil.

                               GUARANTY OF PAYMENT

                                                           New York, New York
                                                           As of August 31, 2005

     WHEREAS, Integrated Brands Inc., a New Jersey corporation, having an office at 4175 Veterans Highway, Ronkonkoma, New York 11779 (the "Borrower"), certain other guarantors and JPMorgan Chase Bank, N.A., a national banking association ("Chase"), in its capacity as "Agent" and for itself as the "Lender" therein entered into (i) a Loan Agreement dated as of December 23, 1994, as amended through the date hereof, and (ii) a Loan Agreement dated as of September 20, 2000, as amended through the date hereof (collectively, the "Existing Credit Facilities"), and Chase, as the Lender made a loan to the Borrower in the principal amount of $40,000,000.00 (the "2005 Loan"), which is evidenced by a Promissory Note, made by the Borrower to Chase dated March 25, 2005 (the "2005 Note");

     WHEREAS, the undersigned receives direct and substantial benefit from the credit facilities extended to the Borrower under the Existing Credit Facilities and the making of the 2005 Loan; and

     WHEREAS, the certain events of default have occurred under the Existing Credit Facilities and the 2005 Note and Chase is willing to waive such events of default and amend certain of the terms of the Existing Credit Facilities and the 2005 Note only if the undersigned executes and delivers this Guaranty and guarantees payment to Chase of the Obligations (as defined hereinbelow) in the manner hereinafter provided.

     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the undersigned hereby acknowledges, agrees, and confirms that all of the above recitals are true, correct and complete and hereby covenants and agrees with Chase as follows:

     1. The undersigned guarantees, absolutely, irrevocably and unconditionally, to Chase the payment of the Obligations. The term "Obligations" as used in this Guaranty shall mean all liabilities of the Borrower to Chase of whatever nature, whether now existing or hereafter incurred, whether created directly or acquired by Chase, by assignment or otherwise, whether matured or unmatured and whether absolute or contingent, including, without limitation, all principal, interest, additional interest (including specifically all interest accruing from and after the commencement of any case, proceeding or action under any existing or future laws relating to bankruptcy, insolvency or similar matters with respect to the Borrower) and other sums of any nature whatsoever, which may or shall become due and payable solely in connection with the Existing Credit Facilities and the 2005 Note, including, without limitation, any liabilities of the Borrower to Chase arising from or pursuant to the provisions of the 2005 Note, the Existing Credit Facilities or any of the other Loan Documents (as defined in Exhibit A hereto) (all of the above unaffected by modification thereof in any bankruptcy or insolvency proceeding), and even though Chase may not have an allowed claim for the same against the Borrower or any such other Person as a result of any bankruptcy or insolvency proceeding.

     2. The undersigned agrees that the undersigned shall indemnify and hold Chase harmless and defend Chase at the undersigned's sole cost and expense against any loss or liability, cost or expense (including, but not limited to, reasonable attorneys' fees and disbursements of Chase's counsel, whether in-house staff, retained firms or otherwise), and all claims, actions, procedures and suits arising out of or in connection with:

          (a) any ongoing matters arising out of the transaction contemplated by this Guaranty, the Obligations, the Security Agreements (as defined in Exhibit
A) or any of the other Loan Documents, including, but not limited to, all costs of audits, appraisals and reappraisals of the Collateral (as defined in the respective Security Agreements) or any part thereof;

          (b) any amendment to, or restructuring of, this Guaranty, the Obligations, or any of the Loan Documents;

          (c) any and all lawful action that may be taken by Chase in connection with the enforcement of the provisions of this Guaranty, the Security Agreements or any of the other Loan Documents, whether or not suit is filed in connection with the same, or in connection with the undersigned or any other Guarantor (as defined in Exhibit A hereto), the Borrower and/or any partner, joint venturer or shareholder of any thereof, becoming a party to a voluntary or involuntary federal or state bankruptcy, insolvency or similar proceeding; and

          (d) the past, current and/or future sale or offering for sale of stock or membership interests (as applicable) in the Borrower or the undersigned or any other Guarantor, including, without limitation, liabilities under applicable securities or blue sky laws.

All sums expended by Chase shall be paid within 15 days after a demand therefor by Chase and, until reimbursed by the Borrower or by the undersigned pursuant hereto, shall bear interest at the default rate of interest set forth in the 2005 Note. The provisions of this paragraph 2 shall survive the term of this Guaranty and the indefeasible payment in full of the Obligations and all other Liabilities (as defined hereinbelow).

     3. The undersigned shall perform and observe each of the "Affirmative Covenants", "Negative Covenants" and "Financial Requirements" made by or imposed on "Coolbrands" under each of the Existing Credit Facilities (i.e. Sections 5.01, 5.02 and 5.03 of each of them), except for the Affirmative Covenants set forth in subparagraphs 5.01(l), 5.01(m) and 5.01(n) of the 2000 Loan Agreement (as defined in the 2005 Note), and (y) the second reference to subparagraph 5.01(l) of the 1994 Loan Agreement (as defined in the 2005 Note); the first such reference being "intentionally omitted." All such Affirmative Covenants, Negative Covenants and Financial Requirements (and the defined terms used therein) are incorporated by reference into this Guaranty, mutantis mutandis, and the undersigned's obligations under this paragraph 3 shall be deemed to survive the termination of the Existing Credit Facilities.

     4. In addition to any right available to Chase under applicable law or any other agreement, the undersigned hereby gives to Chase a continuing lien on, security interest in and right of set-off against all moneys, securities and other property of the undersigned and the proceeds thereof, now on deposit or now or hereafter delivered, remaining with or in transit in any manner to Chase, its correspondents, participants or its agents from or for the undersigned, whether for safekeeping, custody, pledge, transmission, collection or otherwise or coming into possession of Chase in any way, and also, any balance of any deposit account and credits of the undersigned with, and any and all claims of the undersigned against, Chase at any time existing, as collateral security for the payment of the Obligations and all of the other obligations of the undersigned under this Guaranty, including fees, contracted with or acquired by Chase, whether joint, several, absolute, contingent, secured, matured or unmatured (for the purposes of this paragraph 4 and paragraphs 6,8 and 16 below, collectively the "Liabilities"), hereby authorizing Chase, at any time or times, after the occurrence of any of the events of default set forth in paragraph 8 below, without prior notice, to apply such balances, credits or claims, or any part thereof, to such Liabilities in such amounts as it may select, whether contingent, unmatured or otherwise and whether any collateral security therefor is deemed adequate or not. The collateral security described herein shall be in addition to any collateral security for the Obligations described in any separate agreement executed by the undersigned. Chase, in addition to any right available to it under applicable law or any other agreement, shall have the right, at its option, to immediately set off against any Liabilities all monies owed by Chase in any capacity to the undersigned, whether or not due, and Chase shall, at its option, be deemed to have exercised such right to set off and to have made a charge against any such money immediately upon the occurrence of any of the events of default set forth in paragraph 8 below, even though such charge is made or entered on the books of Chase subsequent to those events.

     5. All moneys available to Chase for application in payment or reduction of the Obligations may be applied by Chase in such manner and in such amounts and at such time or times and in such order, priority and proportions as Chase may see fit to the payment or reduction of such portion of the Obligations as Chase may elect.

     6. The undersigned hereby expressly agrees that this Guaranty is independent of, and in addition to, all collateral granted, pledged or assigned under the Loan Documents, and the undersigned hereby consents that from time to time, before or after any default by the Borrower, with or without further notice to or assent from the undersigned:

          (a) any security at any time held by or available to Chase for any obligation of the Borrower, or any security at any time held by or available to Chase for any obligation of any other Person or party primarily, secondarily or otherwise liable for all or any portion of the Obligations, any other Liabilities and/or any other obligations of the Borrower or any other Person or party, other than Chase, under any of the Loan Documents ("Other Obligations"), including any Guarantor and/or any other guarantor of any of the Obligations or Other Obligations, may be accelerated, settled, exchanged, surrendered or released and Chase may fail to set off and may release, in whole or in part, any balance of any deposit account or credit on its books in favor of the Borrower, or of any such other Person or party;

          (b) any obligation of the Borrower, or of any such other Person or party, may be changed, altered, renewed, extended, continued, accelerated, surrendered, compromised, settled, waived or released in whole or in part, or any default with respect thereto waived; and

          (c) Chase may extend further credit in any manner whatsoever to the Borrower, and generally deal with the Borrower or any of the abovementioned security, deposit account or credit on its books or other Person or party as Chase may see fit;

and the undersigned shall remain bound in all respects under this Guaranty, without any loss of any rights by Chase and without affecting the liability of the undersigned, notwithstanding any such exchange, surrender, release, change, alteration, renewal, extension, continuance, compromise, waiver, inaction, extension of further credit or other dealing. In addition, all moneys available to Chase for application in payment or reduction of the Obligations and/or any Other Obligations may be applied by Chase in such manner and in such amounts and at such time or times and in such order, priority and proportions as Chase may see fit.

     7.   The undersigned hereby waives:

          (a) notice of acceptance of this Guaranty and of the making of any loan under the Existing Credit Facilities or the loan under the 2005 Note;

          (b) presentment and demand for payment of the Obligations or any portion thereof;

          (c) protest and notice of dishonor or default to the undersigned or to any other Person or party with respect to the Obligations or any portion thereof;

          (d) all other notices to which the undersigned might otherwise be entitled; and

          (e) any demand under this Guaranty.

     8.   If any of the following events should occur:

          (a) any representation or warranty of the undersigned in this Guaranty or in any of the other Loan Documents or which is contained in any certificate, document, opinion, or financial or other statement furnished at any time under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made;

          (b) an "Event of Default" (as defined therein) shall occur under either of the Existing Credit Facilities or under the 2005 Note; or

          (c) the undersigned violates any provision of this Guaranty;

then, and in such event, Chase may declare the Liabilities to be, and the same shall become, immediately due and payable.

     9. This is a guaranty of payment and not of collection and the undersigned further waives any right to require that any action be brought against the Borrower or any other Person or party (including, without limitation, any other Guarantor) or to require that resort be had to any security or to any balance of any deposit account or credit on the books of Chase in favor of the Borrower or any other Person or party. Any payment on account of or reacknowledgment of the Obligations by the Borrower, or any other party liable therefor, shall be deemed to be made on behalf of the undersigned and shall serve to start anew the statutory period of limitations applicable to the Obligations.

     10. Each reference herein to Chase shall be deemed to include its successors and assigns, in whose favor the provisions of this Guaranty shall also inure. Each reference herein to the undersigned shall be deemed to include (as applicable) the successors and assigns of the undersigned, all of whom shall be bound by the provisions of this Guaranty; provided, however, that the undersigned shall in no event nor under any circumstance have the right, without obtaining the express prior written consent of Chase, to assign or transfer the undersigned's obligations and liabilities under this Guaranty, in whole or in part, to any other Person or party.

     11. The agreements and obligations on the part of the undersigned herein contained shall remain in force and application notwithstanding the merger, consolidation, reorganization or absorption thereof, and the term "undersigned" shall include such new entity, but the old entity shall not thereby be released from any obligations or liabilities hereunder. Nothing in this paragraph shall be construed as a waiver of any covenant incorporated by reference herein under paragraph 3 above, or a consent by Chase to any such merger, consolidation, reorganization or absorption.

     12. No delay on the part of Chase in exercising any right or remedy under this Guaranty or failure to exercise the same shall operate as a waiver in whole or in part of any such right or remedy. No notice to or demand on the undersigned or any other Guarantor shall be deemed to be a waiver of the obligations of the undersigned or of the right of Chase to take further action without notice or demand as provided in this Guaranty. No course of dealing between the undersigned and Chase shall change, modify or discharge, in whole or in part, this Guaranty or any obligations of the undersigned hereunder.

     13. This Guaranty may be modified, amended, changed or terminated only by an agreement in writing signed by Chase and the undersigned. No waiver of any term, covenant or provision of this Guaranty shall be effective unless given in writing by Chase and if so given by Chase shall only be effective in the specific instance in which given. The execution and delivery hereafter to Chase by the undersigned of a new instrument of guaranty or any reaffirmation of guaranty, of whatever nature, shall not terminate, supersede or cancel this instrument, unless expressly so provided therein, and all rights and remedies of Chase hereunder or under any instrument of guaranty hereafter executed and delivered to Chase by the undersigned shall be cumulative and may be exercised singly or concurrently.

     14. The undersigned acknowledges that this Guaranty and the undersigned's obligations under this Guaranty are and shall at all times continue to be absolute, irrevocable and unconditional in all respects, and shall at all times be valid and enforceable irrespective of any other agreements or circumstances of any nature whatsoever which might otherwise constitute a defense to this Guaranty and the obligations of the undersigned under this Guaranty or the obligations of any other Person or party (including, without limitation, the Borrower) relating to this Guaranty or the obligations of the undersigned hereunder or otherwise with respect to the Obligations, including, but not limited to, a foreclosure, similar action or realization upon any collateral given, pledged or assigned as security for all or any portion of the Obligations, or the filing of a petition under Title 11 of the United States Code with regard to the Borrower, the undersigned or any other Guarantor, or the commencement of an action or proceeding for the benefit of the creditors of the Borrower, the undersigned or any other Guarantor, or the obtaining by Chase of title to, assets encumbered by the Security Agreement, or any other collateral given, pledged or assigned as security for the Obligations or for the obligation of any other Guarantor, by reason of the foreclosure or enforcement of the Security Agreement or any other pledge or security agreement, the transfer of assets in settlement of claims under the Security Agreement or any other Loan Documents, or otherwise. This Guaranty and the other Loan Documents set forth the entire agreement and understanding of Chase and the undersigned with respect to the matters covered by this Guaranty and the other Loan Documents and the undersigned acknowledges that no oral or other agreements, understandings, representations or warranties exist with respect to this Guaranty or with respect to the obligations of the undersigned under this Guaranty, except those specifically set forth in this Guaranty and the other Loan Documents.

     15. The undersigned further represents and warrants to Chase that:

          (a) neither the execution and delivery of this Guaranty nor the consummation of the transactions contemplated hereby nor compliance with the terms and provisions hereof will violate any applicable provision of law or any applicable regulation or other manifestation of governmental action; and

          (b) all necessary approvals, consents, licenses, registrations and validations of any governmental regulatory body, including, without limitation, approvals required to permit the undersigned to execute and carry out the provisions of this Guaranty, for the validity of the obligations of the undersigned hereunder and for the making of any payment or remittance of any funds required to be made by the undersigned under this Guaranty, have been obtained and are in full force and effect.

     16. Notwithstanding any payments made by the undersigned pursuant to the provisions of this Guaranty, the undersigned irrevocably waives all rights to enforce or collect upon any rights which it now has or may acquire against the Borrower either by way of subrogation, indemnity, reimbursement or contribution for any amount paid under this Guaranty or by way of any other obligations whatsoever of the Borrower to the undersigned, nor shall the undersigned file, assert or receive payment on any claim, whether now existing or hereafter arising, against the Borrower in the event of the commencement of a case by or against the Borrower under Title 11 of the United States Code. In the event either a petition is filed under said Title 11 of the United States Code with regard to the Borrower or the commencement of an action or proceeding for the benefit of the creditors of the Borrower, this Guaranty shall at all times thereafter remain effective in regard to any payments or other transfers of assets to Chase received from or on behalf of the Borrower prior to notice of termination of this Guaranty and which are or may be held voidable on the grounds of preference or fraud, whether or not the Obligations has been paid in full. The provisions of this paragraph 16 shall survive the term of this Guaranty and the indefeasible payment in full of the Obligations and all other Liabilities.

     17. Any notice, request or demand given or made under this Guaranty shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, if to the undersigned, to it at 8300 Woodbine Avenue, Markham, Ontario L3R 9Y7, with a copy to Integrated Brands Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779, Attention of David J. Stein and with a copy to Lori S. Smith, Esq., Goodwin Procter LLP, 599 Lexington Avenue, New York, New York 10022, and if to Chase, to JPMorgan Chase Bank, N. A., 4 Chase MetroTech Center, Brooklyn, New York 11245, Attention of Peter D'Agostino. Any party hereto may change its address by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Guaranty shall be deemed to have been given on the date of receipt.

     18. This Guaranty is, and shall be deemed to be, a contract entered into under and pursuant to the laws of the State of New York and shall be in all respects governed, construed, applied and enforced in accordance with the laws of the State of New York without regard to principles of conflicts of laws other than as set forth in Section 5-1401 of the New York General Obligations Law. The undersigned acknowledges and agrees that this Guaranty is, and is intended to be, an instrument for the payment of money only, as such phrase is used in
Section 3213 of the Civil Practice Law and Rules of the State of New York, and the undersigned has been fully advised by its counsel of the rights and remedies available against them pursuant to said Section 3213.

     19. No failure or delay of Chase in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of Chase hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provisions of this Guaranty or any other

Loan Document or consent to any departure by any of the undersigned therefrom shall in any event be effective unless the same shall be permitted by paragraph 13 above, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any of the undersigned in any case shall entitle the undersigned to any other or further notice or demand in similar or other circumstances.

     20. The undersigned absolutely, unconditionally and irrevocably waives any and all right to assert or interpose any defense, setoff, counterclaim or crossclaim of any nature whatsoever with respect to this Guaranty or the obligations of the undersigned under this Guaranty, or the obligations of any other Person or party (including, without limitation, the Borrower) relating to this Guaranty or the guaranty of any other Guarantor, or the obligations of the undersigned hereunder, of the Borrower under the 2005 Note or under either or both of the Existing Credit Facilities or otherwise with respect to the 2005 Loan or the credit facilities extended under the Existing Credit Facilities in any action or proceeding brought by Chase to collect the Obligations, or any portion thereof, or to enforce the obligations of the undersigned under this Guaranty (provided, however, that the foregoing shall not be deemed a waiver of the right of the undersigned to assert any compulsory counterclaim maintained in a court of the United States, or of the State of New York if such counterclaim is compelled under local law or rule of procedure, nor shall the foregoing be deemed a waiver of the right of the undersigned to assert any claim which would constitute a defense, setoff, counterclaim or crossclaim of any nature whatsoever against Chase in any separate action or proceeding). The undersigned hereby undertakes and agrees that this Guaranty shall remain in full force and effect for all of the obligations and liabilities of the undersigned hereunder, notwithstanding the maturity of the Obligations, whether by acceleration, scheduled maturity or otherwise.

     21. No exculpatory provisions which may be contained in either of the Existing Credit Facilities, in the 2005 Note or in any other Loan Document shall in any event or under any circumstances be deemed or construed to modify, qualify, or affect in any manner whatsoever the obligations and liabilities of the undersigned under this Guaranty.

     22. The obligations and liabilities of the undersigned under this Guaranty are in addition to the obligations and liabilities of the undersigned under the Other Guaranties (as hereinafter defined). The discharge of any or all of the undersigned's obligations and liabilities under any one or more of the Other Guaranties by the undersigned or by reason of operation of law or otherwise shall in no event or under any circumstance constitute or be deemed to constitute a discharge, in whole or in part, of the undersigned's obligations and liabilities under this Guaranty. Conversely, the discharge of the undersigned's obligations and liabilities under this Guaranty by Chase or by reason of operation of law or otherwise shall in no event or under any circumstance constitute or be deemed to constitute a discharge, in whole or in part, of the undersigned's obligations and liabilities under any of the Other Guaranties. The term "Other Guaranties" as used herein shall mean any other guaranty of payment, guaranty of performance, completion guaranty, indemnification agreement or other guaranty or instrument creating any obligation or undertaking of any nature whatsoever (other than this Guaranty) now or hereafter executed and delivered by the undersigned to Chase in connection with any or all of the Obligations. In the event of any conflict between any of the Other Guaranties and this Guaranty, the terms of this Guaranty shall control.

     23. This Guaranty may be executed in one or more counterparts by some or all of the parties hereto, each of which counterparts shall be an original and all of which together shall constitute a single agreement of guaranty. The failure of any party listed below to execute this Guaranty, or any counterpart hereof, or the ineffectiveness for any reason of any such execution, shall not relieve the other signatories from their obligations hereunder.

     24. Any and all payments by the undersigned hereunder shall be made free and clear of and without deduction for any and all present or future taxes, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on Chase's net income and franchise taxes imposed on Chase by any jurisdiction or any political subdivision thereof (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If the undersigned shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to Chase: (i) the sum payable shall be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) Chase shall receive an amount equal to the sum it would have received had no such deductions been made; (ii) the undersigned shall make such deductions; and (iii) the undersigned shall pay the full amount deducted to the relevant taxing authority or other governmental authority in accordance with applicable law. The undersigned shall, pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Guaranty (hereinafter referred to as "Other Taxes"). The undersigned shall indemnify Chase for the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this paragraph) paid by Chase and any liability (including penalties, interest and reasonable out-of-pocket expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted by the relevant taxing authority or other governmental authority. Such indemnification shall be made within 30 days after the date Chase makes written demand therefor, which demand may be made after Chase, in its sole discretion and at the sole expense of the undersigned, determines not to challenge or contest such assertion of Taxes or Other Taxes. If Chase receives a refund in respect of any Taxes or Other Taxes for which Chase has received payment from the undersigned hereunder it shall promptly notify the undersigned of such refund and shall promptly upon receipt repay such refund to the undersigned, net of all out-of-pocket expenses of Chase and without interest; provided, however, that the undersigned, upon the request of Chase, agrees to return such refund (plus penalties, interest or other charges) to Chase in the event Chase is required to repay such refund. Within 30 days after the date of any payment of Taxes or Other Taxes withheld by the undersigned in respect of any payment to Chase, the undersigned will furnish to Chase the original or a certified copy of a receipt evidencing payment thereof. Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this paragraph shall survive the termination of this Guaranty and the payment in full of the Obligations and the obligations of the undersigned hereunder.

     25. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in U.S. dollars into another currency, the undersigned agrees, to the fullest extent that it may effectively do so under applicable law, that the rate of exchange used shall be the spot rate at which (in accordance with normal banking procedures) U.S. dollars could be purchased in New York City with such other currency by the Person obtaining such judgment on the Business Day preceding that on which final judgment is given. The undersigned agrees, to the fullest extent that it may effectively do so under applicable law, that any payments made hereunder shall be made in U.S. dollars and that any payment obligation (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, in any currency other than U.S. dollars, except to the extent that such tender or recovery shall result in the actual receipt by Chase of the full amount of U.S. dollars expressed as payable in respect of the Obligations (it being assumed for purposes of this clause (i) that Chase will convert any amount tendered or recovered into U.S. dollars on the date of such tender or recovery),
(ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in U.S. dollars the amount, if any, by which such actual receipt shall fall short of the full amount of U.S. dollars so expressed to be payable, and (iii) shall not be affected by an unrelated judgment being obtained for any other sum due under this Guaranty. The provisions of this paragraph shall survive the termination of this Guaranty and the payment in full of the Obligations and the obligations of the undersigned hereunder.

     26. The undersigned agrees to submit to personal jurisdiction in the State of New York in any action or proceeding arising out of this Guaranty. In furtherance of such agreement, the undersigned hereby agrees and consents that without limiting other methods of obtaining jurisdiction, personal jurisdiction over the undersigned in any such action or proceeding may be obtained within or without the jurisdiction of any court located in the State of New York and that any process or notice of motion or other application to any such court in connection with any such action or proceeding may be served upon the undersigned as set forth in paragraph 27 below. The undersigned hereby further agrees that the venue of any litigation arising in connection with the Obligations or in respect of any of the obligations of the undersigned under this Guaranty, shall, to the extent permitted by law, be in New York County. The undersigned agrees not to raise, and hereby waives, any objection to or defense based upon the venue of any such court and any objection or defense based upon "forum non conveniens."

     27. The undersigned agrees that a final judgment in any proceeding brought in any of the courts specified in the immediately preceding paragraph shall be conclusive and binding upon the undersigned and may be enforced in the courts of the United States, the State of New York or any other courts to the jurisdiction of which the undersigned is subject, by a suit upon judgment, provided that service of process is effected on the undersigned in one of the manners specified in the remainder of this paragraph. The undersigned hereby irrevocably designates Gary P. Stevens (the "Process Agent") with an office on the date hereof at 4175 Veterans Highway, Ronkonkoma, New York 11779, to accept on behalf of the undersigned and its property, service of copies of the summons and complaint and any other process which may be served in any proceeding. The undersigned shall deliver to Chase evidence of the Process Agent's acceptance of such appointment. If the Process Agent shall cease to act, the undersigned agrees that it shall irrevocably appoint without delay another agent satisfactory to Chase and shall deliver evidence of such Process Agent's acceptance of such appointment to Chase. Such service may be made by mailing or delivering a copy of such process to the undersigned in care of the Process Agent at the Process Agent's above address, and the undersigned hereby irrevocably authorizes and directs the Process Agent to accept such service. The undersigned also irrevocably waives personal service upon it and consents to the service of any and all process in any proceeding by the mailing of copies of such process to its address by registered or certified mail. The undersigned hereby agrees that nothing in this Guaranty shall affect the right of Chase to serve legal process in any other manner permitted by law or affect the right of Chase to bring any action or proceeding against the undersigned or any property in the courts of any other jurisdiction. To the extent that the undersigned has or hereafter may acquire any immunity from suit, jurisdiction of any court or any legal process (whether through attachment prior to judgment, attachment in aid of execution, execution of a judgment, or from any other legal process or remedy) with respect to itself or its property, the undersigned hereby irrevocably waives such immunity in respect of its obligations under this Guaranty.

     28. The undersigned hereby irrevocably and unconditionally waives, and Chase by its acceptance of this Guaranty irrevocably and unconditionally waives, any and all right to trial by jury in any action, suit or counterclaim arising in connection with, out of or otherwise relating to this Guaranty.

                 [remainder of page is deliberately left blank]

     IN WITNESS WHEREOF, the undersigned has duly executed this Guaranty the day and year first above set forth.

WITNESS:                                     YOGEN FRUZ CANADA, INC.


                                             By: /s/ Illegible
-----------------------------------              -------------------------------
                                                 Name:
                                                 Title:

     IN WITNESS WHEREOF, the undersigned has duly executed this Guaranty the day and year first above set forth.

WITNESS:                                     YOGEN FRUZ CANADA, INC.


/s/ Illegible                                By:
-----------------------------------              -------------------------------
                                                 Name:
                                                 Title:

                                    EXHIBIT A

I. As used herein, the following terms shall have the following meanings:

          (a) The term "Business Day" shall have the meaning given to such term in the 2005 Note.

          (b) The term "Existing Credit Facilities" shall have the meaning given to such term in the recitals to this Guaranty.

          (c) The term "Guarantor" means any Person guaranteeing any of all of the obligations of the Borrower under the 2005 Note and/or either or both of the Existing Credit Facilities.

          (d) The term "Loan Documents" shall mean collectively, each of the "Loan Documents" as defined in each of the Existing Credit Facilities, and the 2005 Note and each of the "Other Loan Documents" as defined in the 2005 Note, and all other documents executed by the Borrower or others, and by or in favor of Chase, in connection with the 2005 Note, the Existing Credit Facilities, this Guaranty or any other guaranty of the Obligations given by a Guarantor.

          (f) The term "Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or a federal, state or local "government, or a political subdivision thereof or any agency of such government or subdivision.

          (g) The term "Security Agreements" means the "Security Agreements" as defined in the Existing Credit Facilities and the 2005 Note.

          (h) The term "Subsidiary" means, as to any Person, any corporation, partnership, limited liability company or joint venture whether now existing or hereafter organized or acquired: (i) in the case of a corporation, of which a majority of the securities having ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) are at the time owned by such Person and/or one or more Subsidiaries of such Person or (ii) in the case of a partnership, limited liability company or joint venture of which a majority of the partnership, membership or other ownership interests are at the time owned by such Person and/or one or more of its Subsidiaries.

          (i) The term "2005 Note" shall have the meaning given to such term in the recitals to this Guaranty.

II. Rules of Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, and (c) the words "herein" "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Guaranty in its entirety and not to any particular provision hereof.